UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           CAP ROCK ENERGY CORPORATION
             (Exact name of Registrant as Specified in its Charter)

                 TEXAS                                   4911                                75-2794300
     (Stare or other jurisdiction            (Primary Standard Industrial           (IRS Employer Identification
           of incorporation)                  Classification Code Number)                      Number)

                         500 West Wall Street, Suite 400
                              Midland, Texas 79701
                                 (915) 683-5422
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                           David W. Pruitt, President
                         500 West Wall Street, Suite 400
                              Midland, Texas 79701
                                 (915) 683-5422
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                         Ronald W. Lyon, General Counsel
                              115 S. Travis Street
                              Sherman, Texas 75090
                                 (903) 813-0377

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]


THE REGISTRANT HEREBY AMENDS THIS  REGISTRATION  STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT  SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY  STATES THAT THIS REGISTRATION  STATEMENT
SHALL BECOME  EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF
1933 OR UNTIL THE REGISTRATION  STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS
THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         Calculation of Registration Fee
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

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
  Title of Each Class                               Proposed Maximum       Proposed Maximum
    of Securities to          Amount to be              Offering               Aggregate              Amount of
     be Registered             Registered            Price Per Unit         Offering Price        Registration Fee

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock, par value
     $.01 per share             4,725,000                $10.00               $47,250,000            $12,615.75
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                              Prospectus (Subject to Completion)
                                                          Issued          , 2001

                             Up to 4,725,000 Shares

                           Cap Rock Energy Corporation

                                  Common Stock

         This prospectus relates to:

o a distribution of up to 1,575,000 shares of common stock of Cap Rock Energy Corporation to Eligible Interest Owners pursuant to the Conversion Plan;

o a rescission offer by the Cooperative to Eligible Interest Owners who, through their previous action or inaction, elected to receive shares of our common stock pursuant to the Conversion Plan; and

o an offering of 3,150,000 additional shares of our common stock to current and former members of the Cooperative at an offering price of $10.00 per share.

         In this prospectus, we refer to Cap Rock Energy Corporation as the Company, and we refer to Cap Rock Electric Cooperative, Inc. as the Cooperative. Our reference to the Conversion Plan means the plan to convert the Cooperative from a member owned electric cooperative to a shareholder owned business corporation as approved by the members of the Cooperative on October 20, 1998. Our reference to Eligible Interest Owners means the current members of the Cooperative and the former members of the Cooperative who have equity accounts on the books of the Cooperative, but excludes the current members and former members who have elected (or who elect by accepting our rescission offer) to receive payment for their interests in the Cooperative in the form of reductions on their electric bills or in the form of cash under a Dutch Auction conducted by the Cooperative.

         Prior to implementation of the Conversion Plan and the offering of shares of our common stock pursuant to this prospectus, there has been no public market for our common stock. Application has been made for the quotation of our common stock on the Nasdaq National Market under the symbol "CREC".

                                                  Per Share           Total
Initial public offering price......................$10.00            $31,500,000
Underwriter commissions......................      $                 $
Proceeds, before expenses, to the Company.......   $                 $

         See "Risk Factors" beginning on page 9 to read about factors you should consider before making a decision on the rescission offer or buying shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         The date of this prospectus is
                                  _____, 2000.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any authorized information or representations. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the dates thereof.





                                TABLE OF CONTENTS

                                   Prospectus
                                                 Page
--------------------------------------------------------
Where You Can Find More Information
Questions and Answers
Summary
Risk Factors
Business  .
Conversion Plan
Comparison of Rights
Federal Income Tax Consequences
Accounting Treatment
Rescission Offer
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis
Market and Dividend Information
Management
Certain Transactions
Ownership of Common Stock
Description of Capital Stock
Common Stock Eligible For Future Sale
Determination of Offering Price
Legal Matters
Experts
Financial Statements






                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this prospectus, including, without limitation, statements regarding our future operations, margins, profitability, liquidity and capital resources are forward-looking statement. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," intend," "estimate," "anticipate," "believe," or "continue" (or the negative thereof) or similar terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this prospectus. All forward-looking statements are expressly qualified in their entirety by the cautionary statements.



                       WHERE YOU CAN FIND MORE INFORMATION

         The Company has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the shares of common stock to be issued by the Company. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the Company

         The Company  currently is not subject to the  information and reporting requirements  of the Securities  Exchange Act of 1934, as amended.  You may read and copy the  registration  statement at any of the  following  locations of the
SEC:
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

         Public Reference Room              7 World Trade Center                Citicorp Center
         450 Fifth Street, N.W.             Suite 1300                          500 West Madison Street
         Washington, D.C. 50549             New York, NY 10048                  Suite 1400
                                                                                Chicago, IL 60661

         You may also obtain copies of the registration statement by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operations of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 800-SEC-0330.

         The registration statement was filed with the SEC electronically via the SEC's EDGAR system. The SEC maintains an internet world wide web site that contains registration statements, reports and other information regarding companies that fill materials electronically with the SEC. The address of that site is http://www.sec.gov.

                           QUESTIONS AND ANSWERS ABOUT
        THE CONVERSION PLAN, THE RESCISSION OFFER, AND THE STOCK OFFERING

         The following questions and answers deal with some of the material aspects of the Conversion Plan, the rescission offer, and the offering of shares of our common stock. You should read this entire prospectus, including "Risk Factors" beginning on page 9, the "Conversion Plan" beginning on page 20, the "Rescission Offer" beginning on page 28, and the "Underwriting" beginning on page 44, for more information.

Q. IS THE CONVERSION TO AN INVESTOR OWNED ELECTRIC UTILITY DIFFERENT FROM PURCHASING STOCK?


A. Yes. We are going to convert the Cooperative from a member owned cooperative to a shareholder owned business corporation by completing the Conversion Plan our members approved on October 20, 1998 through which Eligible Interest Owners will receive up to 1,575,000 shares of our common stock in exchange for their interest in the Cooperative. In addition to implementing the Conversion Plan, we are offering the current and former members of the Cooperative the right to purchase 3,150,000 shares of our common stock at $10.00 per share. Regardless of whether any of the current or former members of the Cooperative purchase shares of our common stock in this offering, the Eligible Interest Owners who do not accept our rescission offer will receive up to 1,575,000 shares of our common stock under the Conversion Plan.

Q. IF I AM AN ELIGIBLE INTEREST OWNER, HOW MANY SHARES OF STOCK WILL I RECEIVE UPON IMPLEMENTATION OF THE CONVERSION PLAN?

A. Under the Conversion Plan, each Eligible Interest Owner who is a current member of the Cooperative will receive 10 shares of our common stock for its membership interest in the Cooperative and each Eligible Interest Owner who is either a current or former member of the Cooperative with an equity account on the books of the Cooperative will receive one share of our common stock for each $10.00 in its equity account. No fractional shares will be issued and any Eligible Interest Owner who would have been entitled to a fractional share will receive cash instead.

Q. IF I AM AN ELIGIBLE INTEREST OWNER, WHAT DO I NEED TO DO TO PARTICIPATE IN THE COOPERATIVE'S RESCISSION OFFER?

A.   An election form is being sent to you with this prospectus that indicates:

o the number of shares you are entitled to receive as a result of implementation of the Conversion Plan;

o    the amount, if any, in your equity account on the books of the Cooperative;
     and

o a place for you to indicate whether or not you wish to accept our rescission offer and, if so, which option (credit against electric bills or participation in a Dutch Auction) you wish to take.

     You need to indicate on the election form that you wish to accept our rescission offer, stating which option you want to take, and then sign and return the election form so that it is received by us before the close of business on the 60th day following the date of this prospectus. If we have not received your election form by the close of business on the 60th day following the date of this prospectus, you will be deemed to have rejected our rescission offer and we will cause your shares of our common stock to be issued to you.

Q.   HOW MANY SHARES OF COMMON  STOCK ARE BEING  OFFERED  FOR SALE,  AND AT WHAT
     PRICE?

A. In addition to the issuance of shares of our common stock in connection with implementation of the Conversion Plan, we are offering for sale up to 3,150,000 shares of our common stock at a price of $10.00 per share to current and former members of the cooperative.

Q. WHAT PARTICULAR FACTORS SHOULD I CONSIDER WHEN DECIDING WHETHER TO TAKE SHARES OF COMMON STOCK UNDER THE CONVERSION PLAN, ACCEPT THE RESCISSION OFFER OR PARTICIPATE IN THE STOCK OFFERING BY PURCHASING SHARES?

A. There are many important factors for you to consider before making an investment decision. Therefore, you should read this entire prospectus before making your investment decision.

Q.   HOW DO I SELL MY SHARES OF COMMON STOCK?

A. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "CREC". Purchases and sales of the shares of our common stock will be effected through brokers. However, there may be a wide spread between the bid and asked price for our stock, and we can provide no assurance that anyone will want to buy your shares or that you will be able to sell them. As to the shares of our common stock distributed to Eligible Interest Owners under the Conversion Plan and that are held by those persons until the first anniversary of the distribution of those shares, we will purchase any of those shares offered to us at $10.00 per share during the period commencing on the first anniversary of the distribution of the shares and ending 60 days thereafter. See "Conversion Plan" - Purchase of Stock Issued Pursuant to the Conversion Plan.

Q.   WHEN IS THE DEADLINE TO PURCHASE SHARES OF OUR COMMON STOCK?

A. We must receive a properly signed order form with the required payment on or before 12:00 p.m., Central Standard Time, on __________, 2001.

Q.   CAN THE OFFERING BE EXTENDED?

A. Yes. If we do not receive sufficient orders, we can extend the offering beyond ____________, 2001. No single extension can exceed 90 days, and the extensions may not go beyond ___________, 2001.

Q.   HOW DO I PURCHASE SHARES OF COMMON STOCK?

A. First, you should read this entire prospectus carefully. Then, complete and return the enclosed stock order and certification form, together with your payment. Orders for shares of our common stock may be delivered in person to our office during regular office hours, or by mail in the enclosed envelope marked STOCK ORDER RETURN.

Q.   CAN I CHANGE MY MIND  AFTER I PLACE AN ORDER TO  PURCHASE  SHARES OF COMMON
     STOCK?

A. No. After we receive your order form and payment, you may not cancel or modify your order. However, if we extend the offering beyond ____________ __, 2001, you will be able to change or cancel your order. If you cancel your order, you will receive a prompt refund without interest.

Q.   HOW CAN I PAY FOR THE SHARES OF COMMON STOCK THAT I PURCHASE?

A.   You have two options:  (1) pay cash if it is delivered to us in person;  or
     (2) send us a check or money order. Please do not send cash in the mail.

Q.   WHAT  HAPPENS  IF THERE ARE NOT ENOUGH  SHARES OF COMMON  STOCK TO FILL ALL
     ORDERS?

A. If there is an over subscription, then you may not receive any or all of the shares you want to purchase.

Q. WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MAY HAVE ABOUT THE OFFERING OF SHARES OF COMMON STOCK?

A. For answers to other questions, we encourage you to read this prospectus. Questions may also be addressed to our Stock Information Center at 500 West Wall Street, Midland, Texas 79701, Monday through Friday, between the hours of 9:00 a.m. and 4:00 p.m., Central Standard Time. To ensure that each person receives a prospectus at least 48 hours prior to the expiration date of _______ __, 2001 in accordance with federal law, no prospectus will be mailed any later than five days prior to _________ __, 2001 or hand delivered any later than two days prior to _________ __, ______.

                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PLACES IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND NOTES THERETO.
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WHO WE ARE

We are the shareholder owned business corporation formed by the Cooperative under the Conversion Plan to acquire all of the assets and liabilities of the Cooperative. Simultaneous with the distribution of up to 1,575,00 shares of our common stock to Eligible Interest Owners under the Conversion Plan, the Cooperative will be liquidated and we will be the surviving entity. As the successor to the Cooperative, we will be an electric distribution utility operating initially in 31 counties in Texas. See "Conversion Plan" and "Business."

WE ARE PLANNING TO ACQUIRE OTHER ELECTRIC DISTRIBUTION COMPANIES

Our strategic objective is to become a national electric distribution company with community-focused local operating divisions. Our strategy for achieving this objective is to expand our customer base by acquiring small to medium sized electric distribution businesses in areas that have the potential for growth. We have entered into agreements with Citizens Communications Company (formerly, Citizens Utilities Company) to acquire the Arizona and Vermont electric distribution businesses of Citizens. Those businesses meet our acquisition criteria, but the acquisitions are on hold because intervening circumstances have made obtaining financing and regulatory approval uncertain. We have also entered into an agreement with Lamar County Electric Cooperative, Inc. to consolidate into us, but this consolidation is being delayed as a result of litigation with Lamar's current power provider. See "Business - Our Electric Utility Business."

WE PARTICIPATE IN BUSINESSES OTHER THAN ELECTRIC UTILITIES

In the past we have invested in various non-regulated businesses, including the oil and gas business, the real estate business and the propane, fuel and lubricant distribution business. In addition, we are aggressively pursuing potential investment opportunities in the telecommunications business. Although our investment in these businesses is insignificant as compared to our electric distribution business, they are, for the most part, complementary to that business. See "Business - Our Non-Electric Utility Businesses."

OUR REASONS FOR THE CONVERSION

We believe that becoming a shareholder owned business corporation will permit us to grow and diversify, improve our ability to raise capital in the future, enable us to use stock for acquisitions if and when the opportunities arise and permit the former members of the Cooperative who will be our shareholders to realize the value of their interests in the Company. Our industry is changing rapidly and we believe that we must convert from a member owned cooperative association to a shareholder owned business corporation to be able to compete effectively and efficiently. See "Conversion Plan - Reasons for the Conversion."



WHAT ELIGIBLE INTEREST OWNERS WILL RECEIVE UNDER THE CONVERSION PLAN


Each Eligible Interest Owner who is a current member of the Cooperative will receive 10 shares of our common stock in relation to its membership interest in the Cooperative and each Eligible Interest Owner who is a current or former member with an equity account on the books of the Cooperative will receive one share of our common stock for each $10.00 in its equity account. See "Conversion
Plan - Consideration to be received in the Conversion."


SIGNIFICANT RISK FACTORS

Our revenues in the past have been largely dependent on the level of oil and gas activity in West Texas and we need to diversify into other areas of the country in order to grow. We have suffered losses in the past and, while we have implemented changes to try to prevent those losses from continuing, we could nevertheless suffer losses in the future. We may not be able to obtain the necessary capital to purchase all of the shares of stock offered to us during the "buy-back" period. See "Risk Factors."


DISSENTERS' RIGHTS

Neither   current  nor  former  members  of  the  Cooperative  are  entitled  to dissenters'  rights with respect to the  implementation  of the Conversion Plan.
See "Conversion Plan - Dissenters' Rights."


INTERESTS OF CERTAIN PERSONS UNDER THE CONVERSION PLAN

Except for the common stock allocated to members of the board of directors and officers of the Cooperative in their capacity as Eligible Interest Holders, neither the members of the board nor officers of the Cooperative will receive compensation or other benefits in the connection with implementation of the Conversion Plan. See "Conversion Plan - Reasons for the Conversion."

ACCOUNTING TREATMENT

The conversion involves a reorganization of entities under common control, and the assets and liabilities transferred to accomplish the conversion will be accounted at historical cost in a manner similar to that in pooling of interests accounting. See "Accounting Treatment."


HOW ARE SHARES BEING OFFERED FOR SALE

We are offering the shares of our common stock for sale without the assistance of an underwriter.

                                  RISK FACTORS

         You should read this Prospectus carefully. Ownership of shares of our common stock involves certain risks. The following factors should be considered before making your decision whether to accept our rescission offer or to purchase shares of our common stock in the offering.

Our revenues are currently dependent, in large part, on oil and gas related activity.

         A significant part of our revenues have come from customers who are engaged in the oil and gas business in West Texas. Over the past several years, the depressed prices for oil and gas and the resultant reduction in activity in that industry in West Texas have caused our revenues to fluctuate. In addition, the oil and gas reserves in West Texas have been depleting, causing a potentially permanent reduction in overall activity in one of our largest operating areas. These factors could have a negative impact on our revenues in the long run unless we are able to supplement our current customer base in West Texas with customers in other industries and areas of the country through acquisitions and other growth.

We have suffered operating losses in past years and we could suffer losses in the future.

         We have suffered losses in each of the past three years. These losses have resulted primarily from:

o        Increased borrowings and higher interest rates on our debt;

o Depressed oil and gas prices in 1998 and 1999 which have, in turn, caused a decrease in our revenues; and

o Losses incurred with respect to our investments in the oil and gas exploration and production business (see Business- Our Non-Electric Utility Businesses).

     Although our borrowings and interest rates remain high, we are no longer making our oil and gas exploration and production investments. Oil and gas prices have risen in 2000 and we have seen growth in our revenues from customers in areas other than West Texas. In addition, we have recently instituted an interim increase in the rates that we charge our customers in our West Texas (other than McCulloch) and our Hunt-Collin divisions, and we are in the process of redesigning our rate structure for deregulation. Even with additional growth and the changes that we have instituted, we could still suffer losses in the future.

We may not be able to fulfill our obligation to purchase all of the shares offered to us by Eligible Interest Owners.

         We have committed, as part of the Conversion Plan, to purchase the shares of Eligible Interest Holders that are offered to use at $10.00 per share commencing on the first anniversary of the distribution of the shares and ending 60 days thereafter. See "Conversion Plan - Purchase of the Stock Issued Pursuant to the Conversion Plan." If all of the Eligible Members offer their shares of our common stock to us at that time, it would cost us $15,750,000 and it is very possible that we may not be able to obtain the necessary capital to fund this obligation.

We will face strong competition in the electric distribution business.

         Irrespective of whether we operate as a cooperative or a business corporation, we will face strong competition in providing electric distribution services. This strong competition could have a material adverse affect on our ability to generate the revenues necessary to be profitable. Legislation passed in Texas in 1999 will significantly modify the industry and potentially introduce more competition into the Texas retail market beginning January 1, 2002. See "Business - State Deregulation." Our customers may be able to purchase electricity from others at prices that are less than we may be able to provide. The level of competition we face is affected by several variables, including price, cost of energy, alternative energy sources, new technologies and governmental regulations. See "Business - Competition."

We may face intense competition for acquisitions.

         The domestic power industry is undergoing consolidation. As a result, we believe that significant acquisition opportunities will be available and that we are likely to confront significant competition for those acquisition opportunities. In addition, we may be unable to continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, we may be unable to complete the acquisitions for financial or other reasons.

We have invested in businesses other than the electric distribution business and some of those investments have lost money.

         We have made and are continuing to make investments in businesses other than the electric distribution business. These businesses include the real estate business, the oil and gas business, and the propane, fuel and lubricant distribution business. In addition, we are aggressively pursuing potential investment opportunities in the telecommunications business. In the future, the success of our non-electric business investments will depend on our ability to adequately analyze the risk of potential investments and to develop strategies and practices to adequately manage those investments. See "Business - Our Non-Electric Utility Businesses."

         We have experienced mixed results from our oil and gas investments. Our investments in the oil and gas exploration business (which has now been discontinued) have not been successful, with losses exceeding $5.7 million due in large part to depressed oil and gas prices in 1997 and 1998. Our investments in mineral interests (which are all insignificant as compared to our electric distribution business), on the other hand, have been successful to date.

Our electric utility business has grown through acquisitions and our future acquisitions may not perform as expected.

         We have achieved a significant part of our electric utility growth through acquisitions and we anticipate that we will continue to grow, in large part, through additional acquisitions. Each acquisition will have its own peculiar characteristics and problems. We cannot provide you with any assurance that we will be successful in transitioning new acquisitions to ownership by us, that such acquisitions will perform as expected or that the returns from such acquisitions will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them. See "Business - Business Strategy."

We may not be able to raise sufficient capital to fund future acquisitions and projects.

         Each acquisition we may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. We have utilized senior mortgage notes and project financing loans to fund the capital expenditures associated with constructing and acquiring our electric utility facilities and related assets. Project financing borrowings generally have been recourse to us and are usually secured by the physical assets, contracts and cash flow of the related project. Depending on market conditions and the unique characteristics of individual projects, such financing may not be available or our traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

     Our ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, we may decide not to build new plants or acquire existing facilities or businesses. While a decision not to build new facilities or acquire existing facilities or businesses would not affect the results of operations of our currently operating facilities or facilities under construction, such a decision would affect our future growth.

We have from time to time guaranteed certain obligations of our subsidiaries and other affiliates.

         Our lenders or lessors may also require us to guarantee the indebtedness of our subsidiaries and other affiliates. This would render our general corporate funds vulnerable in the event of a default by the subsidiary or other affiliate. Additionally, our mortgages may restrict our ability to guarantee future debt, which could adversely affect our ability to fund our subsidiaries and other affiliates. Our senior mortgages do not limit the ability of our subsidiaries and other affiliates to incur non-recourse or lease financing for investment in new facilities.

We have outstanding letters of credit that support acquisitions that, if presented for payment, would result in large losses.

         In connection with our agreements to acquire the Arizona and Vermont electric distribution businesses of Citizens Communications Company, we have delivered irrevocable letters of credit in the amount of $9,550,000 and $1,900,000, respectively. If these agreements are terminated due to our inability to fulfill our commitments, Citizens may have the right to present the letters of credit for full payment. In such event, we would face severe pressures for cash and possibly incur a loss that would eliminate all of the equity that we are receiving from the Cooperative.

We have a high degree of leverage.

         As the successor to the Cooperative, we have substantial indebtedness that may significantly limit our ability to meet our debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of September 30, 2000, our total consolidated indebtedness was approximately $192 million, our total consolidated assets were approximately $222 million and our stockholders' equity was approximately $11 million. As of September 30, 2000, we had a consolidated ratio of total debt (including current debt) to total book capitalization of approximately 17 to 1.

         This high level of indebtedness has important consequences, including:

o limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy, or other purposes;

o limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

o increasing our vulnerability to general adverse economic and industry conditions; and

o limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

         The operating and financial restrictions and covenants in our existing debt instruments, including the mortgages relating to our $123 million aggregate principle amount of senior notes and our $28 million revolving credit facility, contain restrictive covenants. Among other things, these restrictions limit or prohibit our ability to:

o    incur additional indebtedness;

o    make prepayments of indebtedness in whole or in part;

o    pay dividends;

o    make investments;

o    engage in transactions with affiliates;

o    create liens;

o    sell assets; and

o    acquire facilities or other businesses.

         As of September 30, 2000, we also had consolidated capital lease obligations of $29 million related to our electric transmission facilities with a net book value of $32 million. Capital lease payments are included in our customer's power bills consistent with ratemaking authority. Capital lease principal payments for each of the next three years are approximately $5 million with $16 million due in 2004. The capital lease obligations are secured by the transmission facilities. In the event we are unable to continue recovering our capital lease payments from our customers or if we are unable to refinance the $16 million payment due in 2004, our future financial operations may be negatively impacted.

         In July 2000, we executed a $15 million, three-year loan agreement with a bank and simultaneously entered into a $15 million, three-year loan agreement with a third party secured by the third party's business assets. Both loan agreement payments are based on a 15-year amortization. In the event the third party defaults on our loan agreement, our future financial operations may be negatively impacted, including defaults under our senior debt instruments.

         Irrespective of whether we operate as a cooperative or a business corporation, we believe that our cash flow from operations, together with other available sources of funds, including borrowings under our existing borrowing arrangements, will be adequate to pay principal and interest on our senior notes and other debt and to enable us to comply with the terms of our mortgages and other debt agreements. If we are unable to comply with the terms of our mortgages and other debt agreements and fail to generate sufficient cash flow from operations in the future, we may be required to refinance all or a portion of our senior notes and other debt or to obtain additional financing. However, we may be unable to refinance or obtain additional financing because of our high levels of debt and the debt incurrence restrictions under our mortgages and other debt agreements. If cash flow is insufficient and refinancing or additional financing is unavailable, we may be forced to default on our senior notes and other debt obligations. In the event of a default under the terms of any of our indebtedness, the debt holders may accelerate the maturity of our obligations, which could cause defaults under our other obligations.

We may be unable to secure additional financing in the future.

         Each of our future acquisitions is likely to require substantial capital investment. Our ability to arrange financing and the cost of the financing are dependent upon numerous factors. These factors include:

o        general economic and capital market conditions;

o        conditions in energy markets;

o        regulatory developments;

o        credit availability from banks or other lenders;

o        investor confidence in the industry and in us;

o        the continued success of our current electric utility facilities; and

o provisions of tax and securities laws that are conducive to raising capital.

         Financing may not be available to us on acceptable terms in the future. We have financed our acquisitions and expansions using a variety of leveraged financing structures, primarily consisting of senior secured indebtedness, project financing and capital lease obligations. As of September 30, 2000, we had total consolidated indebtedness of approximately $192 million, including capital lease obligations of $29 million, short-term lines of credit of $26 million and a $14 million note payable.

         Each project financing and lease obligation is structured so that it will be fully paid out of cash flow provided by the facility or facilities. In the event of a default under a financing agreement that we do not cure, the lenders or capital lease provider will generally have rights to the facility and any related assets. In the event of foreclosure after a default, we might not retain any interest in the facility. While we intend to utilize non-recourse or capital lease financing when appropriate, market conditions and other factors may prevent similar financing for future facilities. We do not believe the existence of project or capital lease financing will significantly affect our ability to continue to borrow funds in the future in order to finance new facilities. However, it is possible that we may be unable to obtain the financing required to develop our electric utility facilities on terms satisfactory to us.

We may have a low return on equity following implementation of the Conversion Plan.

     At September 30, 2000, the Cooperative's ratio of average equity to average assets was 5%. Our equity position will be significantly increased as a result of the Conversion Plan and the issuance of common stock pursuant to an offering that is anticipated to occur simultaneously with the Conversion. On a pro forma basis as of September 30, 2000, assuming all of the shares offered hereby are sold, our ratio of equity to assets would be approximately 16%. Our ability to deploy this new capital through investments in interest-earning assets will be significantly affected by industry competition for such investments. We currently anticipate that it will take time to prudently deploy such capital. As a result, our return on equity initially is expected to be below its historical return on equity and may be below peer group institutions after the Conversion. Additionally, due to the implementation of stock-based benefit plans such as the Stock Incentive Plan, our future compensation expense will be increased, thereby adversely affecting our net income and return on equity.

Our return on capital will decrease and our expenses will increase after implementation of the Conversion Plan.

         The proceeds we receive from the sale of our common stock will increase our equity substantially. We expect our expenses to increase because of costs associated with our stock-based benefit plans (see "Management - Employee Benefit Plans"), and being a public company. Because of the increases in our equity and expense, our return on capital may decrease as compared to our performance in previous years. A lower return on capital could hurt our stock price. See "Capitalization."

Effect of implementation of the Conversion Plan on the voting rights of members.

         Upon completion of the Conversion Plan, the Cooperative will be liquidated and we will be the surviving entity. Exclusive voting rights with respect to the Company will be vested in the holders of our common stock. Unless they become shareholders of the Company, members of the Cooperative will not have voting rights after the completion of the Conversion Plan. See "Comparison of Rights of Members to Rights of Shareholders."

If an active or orderly trading market does not develop, you may not be able to sell your shares promptly or at the desired price.

         Before the conversion is completed, there will be no public market for the common stock and we cannot control whether an active or orderly trading market will develop or be sustained. We have applied to have our common stock quoted on the Nasdaq National Market when the Conversion Plan is fully implemented. However, we cannot predict the price at which our shares of common stock will trade on the Nasdaq National Market. We also cannot predict whether a trading market in our shares of common stock will develop or how active that market might become.

         If an active and orderly trading market does not develop, the trading price of the shares of our common stock may fluctuate widely and the bid and ask price of those shares might vary significantly. Factors such as variations in our financial results or other developments affecting us also could cause the market price of the shares of our common stock to fluctuate significantly. In addition, if a number of shareholders attempt to sell their shares following full implementation of the Conversion Plan, our share price may go down. See "Market and Dividend Information."

         In addition to implementation of the Conversion Plan, we are also offering shares of our common stock to current and former members of the Cooperative. However, we cannot be sure that this offering will be successful. If the offering succeeds, sales of a substantial number of shares of our common stock in the public market or the perception that sales might occur could adversely affect the market price of the shares of our common stock. If the offering does not occur, there is no assurance that an active or orderly trading market will develop for the shares of our common stock.

We may not be able to retain personnel who are key to our business.

         The success of our business is dependent, to a large extent, on our ability to attract and retain key employees, in particular senior officers. Competition for such persons is intense. With the exception of our senior officers, our employees are not subject to employment contracts or non-compete arrangements.

Possible dilutive effect of stock-based benefit plans.

         When implemented, the Stock Incentive Plan will acquire a maximum of 500,000 shares of our common stock and the Employee Stock Purchase Plan will acquire a maximum of 150,000 shares, subject to annual increases, of our common stock, either through open market purchases or the issuance of authorized but unissued shares of our common stock. If the stock options and the stock awards granted under the Stock Incentive Plan and the Employee Stock Purchase Plan were funded with authorized but unissued shares, the voting interests of existing shareholders at that time would be diluted at that time by 13.8%.

Anti-takeover provisions could discourage takeover attempts and decrease the value of our shares.

     Our Articles of Incorporation provide that any shareholder, or affiliate of a shareholder, as defined, holding in excess of 5% of our outstanding common stock will have the shareholder's voting rights for the shares in excess of 5% reduced to 1/100 per share. The effect of this provision could be to discourage third parties from trying to acquire us and potentially depress the price of our common stock. See "Description of Capital Stock - Common Stock."

Electric utility industry restructuring could have a material impact on us.

         Texas has passed a law restructuring the electric utility industry beginning January 1, 2002. Many other states have passed or are currently studying a number of proposals to deregulate the electric utility industry in their states. The effect of this restructuring may be to increase competition and reduce profitability for electric utilities. While we believe that the effect of the restructuring in Texas may provide us with some advantages, the effect on us of restructuring in states other than Texas cannot be predicted, since we only operate in Texas at the present time. However, if we subsequently acquire electric distribution businesses outside of Texas, the effect of restructuring in the state where the business is located could have a material, and possibly adverse, impact on us. See"Business - State Deregulation."

We are subject to complex government regulation that could adversely affect our operations.

         Irrespective of whether we operate as a cooperative or a business corporation, our activities will be subject to complex and stringent energy, environmental and other governmental laws and regulations. The construction and operation of electric utility facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. While we believe that we have obtained the requisite approvals for our existing operations and that our business is operated in accordance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to us that may have a negative effect on our business and results of operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects, and completed facilities may not comply with all applicable permit conditions, statutes or regulations. In addition, regulatory compliance for the construction of new facilities can be costly and time-consuming process. Intricate and changing environmental and other regulatory requirements may necessitate substantial expenditures to obtain permits. If a project is unable to function as planned due to changing requirements or local opposition, it may create expensive delays or significant loss of value in a project.

         Our operations in any format are potentially subject to the provisions of various energy laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and state and local regulations. See "Business - Federal Regulation."

                                    BUSINESS
Company History

         Following completion of the Conversion Plan, we will be the successor in interest to the Cooperative, which was established in 1939 to provide electric service to rural customers throughout West Texas. Through our predecessor, we have operated as an electric utility over the past sixty years, and have grown from a small West Texas provider to one now servicing over 34,000 meters in 31 counties in Texas. In addition to the businesses that we own, we manage and operate one municipal electric system in Texas. Our existing business involves purchasing power from four separate suppliers, maintaining over 350 miles of transmission lines, and serving 25 substations.

         Over the years, we have been involved in almost every facet of the electric utility industry, including the transmission, sale and distribution of electricity. Our current and primary focus, however, is on the distribution of electricity to our customers. We have no intention, at the present time, of getting into the power generation or transmission business, except to the extent that we are already involved in such activities or such activities may be ancillary to any future acquisition that we may make.

         We are currently subject to regulation by the Texas Public Utility Commission in the category of a cooperative. We may also continue to be regulated in Texas as a cooperative after the Conversion Plan is implemented (even though our ownership structure will have changed). See "Business - State Deregulation."

Our Electric Utility Business

     We are an electric distribution company. We purchase electricity under long-term, full requirements contracts from power generators such as Southwestern Public Service Company, Lower Colorado River Authority, Electric Clearinghouse, Inc. and Texas New Mexico Power Company. We move the electricity through our distribution system and deliver it to our customers at our cost, charging for the delivery services as well as the other ancillary services that we provide to our customers.

         We currently provide electricity to our customers through approximately 24,000 meters in 17 counties in the Midland-Odessa area of West Texas. In addition, we provide electricity to our customers through over 6,000 meters in and around Brady, Texas, and over 4,000 meters in Hunt and Collin Counties of North Texas, an area that is near the Dallas-Fort Worth Metroplex. We also manage a municipal utility serving over 1,400 meters in and around Farmersville, Texas.

         We believe that we must grow in order to survive in a fully deregulated market place and, accordingly, we have entered into agreements with Citizens Communications Company (formerly, Citizens Utilities Company), to acquire its electric distribution businesses in Arizona and Vermont. If these acquisitions are completed, these businesses collectively are expected to cost us in excess of $287 million. These acquisitions are currently on hold because intervening circumstances have made obtaining financing and regulatory approval uncertain. In addition, we have a pending consolidation with Lamar County Electric Cooperative, Inc., but this consolidation is being delayed because of litigation with Lamar's current power provider.

Our Non-Electric Utility Businesses

         Through our non-regulated subsidiaries, we have invested in other businesses, including the real estate business, the oil and gas business and the propane, fuel and lubricant distribution business. In addition, we are aggressively pursuing potential investment opportunities in the telecommunications business. These businesses currently are, or have the potential to become, successful in their own right and, for the most part, they are complementary to our electric distribution business. We believe that this is particularly true for the telecommunications business. See "Business - Business Strategy."

     Our investments in the oil and gas exploration and production business (in which we are no longer engaged) have ultimately proven to have been unsuccessful, with losses exceeding 5.7 million due in large part to depressed oil and gas prices in 1997 and 1998. Our investments in mineral interests, on the other hand, have been successful to date. These mineral interests are not significant when compared to our electric distribution business, but they have provided additional cash flow to the Company. In January 2001, our mineral company merged with a company engaged in similar business and we believe that this merger will enhance our ability to acquire additional mineral interests.

         Our real estate investments consist primarily of our headquarters building in Midland, Texas, as well as easements and rights-of-way for our electric distribution and transmission facilities. See "Business - Properties". We also provided a loan to a company engaged in the propane, fuel and lubricant distribution business that gave us a 10% interest in that company with a right to acquire an additional 10% interest under certain circumstances. We have also formed a telecommunications subsidiary and we are aggressively pursuing several potential investment opportunities in the telecommunications industry.

The Electric Market

     The electric utility industry is a $210 billion per year industry undergoing a time of severe transition. As the deregulation of this industry continues throughout the United States, we believe that opportunities for efficient operators and customer service oriented companies will abound.

     Many electric utility companies, particularly small investor-owned and cooperative electric utility businesses, will not have the size or expertise to meet the demands of a newly competitive marketplace. We expect that as competition becomes more intense and operations become more complicated, more and more small to medium sized investor-owned and cooperative electric utility businesses will want to divest their electric systems for some of the same reasons that our membership voted to convert from a member owned cooperative association to a shareholder owned business corporation.

     In addition to the small to medium sized electric utility businesses that may be looking to divest their operations, many of the larger investor owned electric utilities have been cutting costs by closing service centers in smaller communities and becoming more impersonal with their customers. These electric utilities are concentrating their efforts in the large urban populations and some are looking to divest their holdings in rural and less-populated suburban areas.

         We believe that we have the experience to consolidate these small to medium sized electric distribution businesses and to meet the management challenges of successfully operating these geographically diverse businesses once they have been acquired.

Business Strategy

         Our strategic objective is to become a national electric distribution company with community-focused local operating divisions (profit centers) throughout the United States. Our strategy for achieving this objective is to expand our customer base by acquiring small to medium sized electric distribution businesses in areas that have the potential for growth. We will primarily target suburban and rural electric utilities businesses, where we believe we have an advantage because of our experience in managing and operating geographically separated electric distribution businesses. While we have experience in acquiring other cooperatives and will continue to try to make acquisitions of this type in the future, we expect that our principal focus will be other investor-owned distribution businesses because they will give us the best opportunity for the growth we believe will be necessary to compete effectively in a fully deregulated marketplace.

         Our strategy involves acquiring customers in various locations across the United States, irrespective of whether those customers may be for our electric distribution business or in other businesses, such as the telecommunications business. Notwithstanding, our experience to date has been in the electric distribution business and it is our desire to maintain that as our primary business. Once deregulation comes to an area, however, we want to be in a position to market other services to our customers. For example, we envision being able to market electric distribution services to our telephone and wireless service customers, and visa versa. For this reason, we believe that an aggressive campaign of mergers and acquisition by both our electric distribution and our telecommunications businesses will help us to grow in customers and thus put us in a position to compete effectively in a fully deregulated marketplace. In addition, we believe that this strategy will aid in our goal of achieving both weather-related and economic diversity in our customer base, both of which are problems for any electric distribution business.

     One aspect of our business strategy is to take advantage of national legislation created by the Public Utility Holding Companies Act of 1935, as amended (PUHCA). See, "Business - Federal Regulation." PUHCA has the effect of preventing many of the larger electric utilities that operate in a holding company format from going across state lines and buying portions of electric utilities that are not electrically connected to them. PUHCA may be repealed in the future, but until that time we believe that we are one of the few companies that can, due to the way that we are structured, take advantage of this window of opportunity. We are not a holding company (operating instead through divisions of the same company rather than through separate subsidiaries) and thus we are not subject to many of the restrictions of PUHCA. As a result, we believe that we are ideally positioned to acquire non-contiguous electric distribution businesses across the United States. If PUHCA is eventually repealed, we anticipate that our existing electric distribution businesses or even the entire Company could become even more valuable to a consolidator seeking geographically diversified electric utility holdings.

     We believe that as the electric utility industry continues to consolidate, the opportunity to acquire other investor-owned distribution businesses, particularly small to mid-size investor-owned utilities in less-populated suburban and rural areas, will remain below the economic threshold of many of our competitors, yet still provide us with a significant opportunity to grow.

Competition

         We face strong competition in providing electric distribution services. Many of our competitors, like TXU Electric in our West Texas operating area, are much larger than we are and even after the Conversion Plan is implemented, they will have financial resources that are much greater than ours. This strong competition could have a material adverse affect on our ability to generate the revenues necessary to be profitable.

         Legislation passed in Texas in 1999 will significantly modify the industry and potentially introduce more competition into the Texas retail market beginning January 1, 2002. See "Business - Texas Deregulation." Our customers may be able to purchase electricity from others at prices that are less than we may be able to provide. The level of competition is affected by several variables, including price, the cost of energy, alternative energy sources, new technologies and governmental regulations.

State Deregulation

         In 1999, the Texas legislature passed and the governor signed legislation that provided for the restructuring of the electric utility industry in the State of Texas. The legislature found the production and sale of electricity is not a monopoly warranting regulation of rates, operations and services, and competitive electric markets require that, except for transmission and distribution services and for recovery of stranded costs, electric services and their prices should be determined by customer choice and the normal forces of competition.

         The purpose of customer choice is to create a competitive retail market allowing each retail customer to choose the customer's provider of electricity and encouraging full and fair competition to recover excess costs over market of those assets and purchased power contracts. Municipally owned utilities and electric cooperatives are treated differently from other utilities under the statute providing for customer choice. The statute has separate, specific provisions applicable to investor owned electric utilities, which are required to have customer choice in their service areas beginning January 1, 2002, and municipally owned utilities and electric cooperatives, which are able to choose whether or not to opt into retail competition. These provisions individually govern the transition to and establishment of a fully competitive electric power industry for investor owned utilities, electric cooperatives and municipally owned utilities.

         On or before September 1, 2000, each investor owned electric utility was required to separate from its regulated utility activities its customer energy services business activities that were otherwise also already widely available in the competitive market. Not later than January 1, 2002, the investor owned electric utilities operating in the state of Texas must separate their business activities from one another into a power generation company, a retail electric provider, and/or a transmission and distribution utility. Each investor owned electric utility was required to submit a plan segregating businesses, which was subject to review by the Public Utility Commission. After January 1, 2002, a transmission and distribution company may not sell electricity or otherwise participate in the market for electricity except for the purpose of buying electricity to serve its own customers.

         The statute phases in the transition to a restructured market until January 1, 2002. An investor owned electric utility is required to provide retail electric service within its certificated area and in accordance with the electric utility's retail rate base rate tariffs in effect on September 1, 1999, including its purchased power cost recovery factor. Commencing January 1, 2002, through January 1, 2007, any affiliated retail electric provider shall make available to residential and small commercial customers of its affiliated transmission and distribution utility rates that, on a bundled basis, are six percent less than the affiliated electric utility's corresponding average residential and small commercial rates that were in effect on January 1, 1999, adjusted to reflect the fuel factor determined as provided by the statute, and adjusted for any base rate reduction as stipulated to by an electric utility in a proceeding for which a final order had not been issued by January 1, 1999, the so-called price to beat. Once customer choice is introduced, these utilities may not change rates for residential and small commercial customers that are different from the price to beat until the earlier of 36 months or until 40% or more of the electric power consumed within the affiliated transmission and distribution utility's certificated service area before the onset of customer choice is committed to be served by nonaffiliated retail electric providers. A similar restriction is set for rate changes for small commercial customers.

         The effect of these regulations is to freeze all investor owned electric utility rates that were in effect on September 1, 1999, until January 1, 2002, and, upon completion of the conversion, to lower rates to residential customers and small commercial customers by another six percent. If the price to beat jeopardizes the financial integrity of the retail electric provider, the commission is required to set a price that shall maintain the financial integrity of the retail electric provider but in no event more than the level of rates, on a bundled basis, charged by the affiliated electric utility on September 1, 1999, adjusted for fuel. For the year-end March 31, 2000, approximately two-thirds of the Cooperative's revenues were derived from residential customers and small commercial customers.

         Electric cooperatives are not required to participate in deregulated markets. Under the separate provision in the statute pertaining to electric cooperatives, the board of directors of the cooperative has the discretion to decide if and when the electric cooperative will provide customer choice. Electric cooperatives are not required to functionally unbundle their operating and business activities, as investor owned utilities are required to do. If an electric cooperative elects to participate in customer choice, after making that election all retail customers within the certificated service area of the cooperative shall have the right of customer choice. An electric cooperative that does not elect to participate in a deregulated market, however, is prohibited from selling electric energy at unregulated prices directly to retail customers outside its certificated retail service area.

         The definition of electric cooperative under the statute includes a provision that allows the Company to be treated like an electric cooperative and therefore be able to elect whether to participate in retail competition, and, if so, whether to unbundle its operations. Specifically, the definition of "electric cooperative" includes "a successor to an electric cooperative created before June 1, 1999, in accordance with a conversion plan approved by a vote of the members of the electric cooperative, regardless of whether the successor later purchases, acquires, merges with or consolidates with other electric cooperatives." We believe that the Company is the only investor owned utility that qualifies for treatment as an electric cooperative under this provision. Even as an investor owned utility, the Company has and will continue to have all rights and privileges associated with being an electric cooperative under the statute specifically because it falls within the definition of electric cooperative established by the statute. Consequently, the Company will have more options available to it than cooperatives and other investor owned utilities.

         If an electric utility purchases, acquires, merges, or consolidates with or acquires 50 percent or more of the stock of an electric utility or electric cooperative, the successor utility may be subject to regulation by the public utility commission. Specifically, the Public Utility Commission is required to regulate the successor electric utility or electric cooperative in the same manner that the commission would regulate the entity that was subject to the stricter regulation before the purchase, acquisition, merger, or consolidation. Therefore, if the Company is purchased or acquired by another entity or merges with another entity under circumstances where the Company is not the survivor, the purchasing or acquiring entity or the surviving entity, as the case may be, will not be treated like an electric cooperative under the statute.

     As a result of deregulation in Texas, the Cooperative's board, and not the Public Utility Commission, approves the rates that the Cooperative charges to its members. After implementation of the Conversion Plan, the Company's board will approve the rates that the Company charges to its customers.

         The effect on us of deregulation in states other than Texas cannot be predicted, since we only operate in Texas at the present time. However, if we subsequently acquire electric distribution businesses outside of Texas, the effect of deregulation in the state where the business is located could have a material, and possibly adverse, impact on us.

Federal Regulation

         Federal legislation, such as the public Utility Regulatory Policy Act of 1978 ("PURPA") and, more recently, the National Energy Policy Act of 1992 ("Energy Policy Act") and Texas legislation, such as the public Utility Regulatory Act of 1995, as amended, ("PURA") have significant altered competition in the electric utility industry. Among other things, PURPA and the Energy Policy Act encourage wholesale competition among electric utility and non-utility power producers. The Energy Policy Act addresses a wide range of energy issues and is intended to increase competition in electric generation and broaden access to electric transmission systems. At the state level, PURA encourages greater wholesale competition, flexible retail pricing and requires the Texas Public Utility Commission ("PUC") to report to the Texas legislature on competition in electric markets.

         The Energy Policy Act empowers the Federal Energy Regulatory Commission ("FERC") to require utilities to provide transmission facilities for the delivery of wholesale power from other power producers to qualified resellers, such as municipalities, cooperatives and other utilities. Our transmission facilities are subject to FERC regulation.

         In 1996, FERC issued Order No. 888 and Order No. 889. Order No. 888 provides for comparable transmission service between utilities and their transmission customers by requiring utilities to take transmission service under their open access tariffs for wholesale sales and purchases and by requiring utilities to rely on the same transmission information that their transmission customers rely on to make wholesale purchases and sales. In addition, Order No. 888 requires holding companies to offer single system transmission rates. The Registrant's transmission rates are under the exclusive jurisdiction of the FERC while the transmission rates of most of the transmission utilities in ERCOT the exclusive jurisdiction of the PUC. The FERC Order No. 889 requiring transmitting utilities to establish and operate an OASIS for the dissemination of information regarding available transfer capability for their respective transmission systems. The OASIS is an on-line information system that provides the same information about the utility's transmission system to all transmission customers. The Registrant utilizes and participates in the OASIS systems. Order No. 889 also created standards of conduct requiring utilities to conduct any wholesale power sales business separately from their transmission operations. The standards of conduct are designed to ensure that utilities and their affiliates, as seller of power, do not have preferential access to information about wholesale transmission prices and availability.

         The Public Utility Holding Company Act of 1935, as amended ("PUHCA"), generally has been construed to limit the operations of a registered holding company to a single integrated public utility system, plus such additional businesses as are functionally related to such system. Among other things, PUHCA requires holding companies to seek prior SEC approval before acquiring other businesses or other utility assets. Failure to structure future acquisitions by the Company so as to avoid becoming a holding company under PUHCA could impede or delay our efforts to achieve our strategic and operating objectives. Consequently, we continue to support efforts to repeal or modify this legislation notwithstanding the fact that it currently gives us a competitive advantage. See "Business - Competition."

Properties

         Our electric distribution business consists of the ownership, management, construction and maintenance of a distribution network in the areas where we operate. Our distribution network receives electricity from the transmission grid through power distribution substation and distributes electricity to end users through approximately 91 distribution feeders. Our distribution networks consist of approximately 9,797 miles of primary overhead primary conductors and 1,952 miles of underground primary. The majority of the distribution system operates at 14.4kV.

     Our transmission lines support our retail customers to whom we provide electric service through the distribution systems. Our principal transmission line is a 138kV line that is 302 miles in length. This transmission line is located in West Texas and serves customers in the Midland, Big Spring and Colorado City areas. A 69 kV line that is approximately 18 miles in length serves McCulloch County.

         We also own a 50,000 square foot office building located at 500 West Wall Street, Midland, Texas, that is used as our general corporate headquarters. We occupy approximately 25% of the building and the remainder is leased to commercial tenants. As of September 30, 2000, the net book value of the building and related property was $1,392,000.

Employees

     As of September 30, 2000, the Company employed 92 full-time and 9 part-time employees, none of who were subject to any collective bargaining agreements. The Company also has 20 individuals that work on a regular contract basis. As of September 30, 2000, the Company had no employees.

Legal Proceedings

         The Cooperative is involved in various litigation matters (which, as successor to the Cooperative, we will inherit), but none of this litigation is expected to have a material impact on the financial condition of the Cooperative or the Company.

                                 CONVERSION PLAN

General Description

         The Board of Directors of the Cooperative has unanimously approved full implementation of the Conversion Plan that was adopted by the members of the Cooperative at a special meeting held on October 20, 1998. The Conversion Plan was approved by 99% of members who voted at the meeting or by proxy.

         The Conversion Plan granted large discretion and flexibility to the Cooperative's Board, including the ability to complete the Conversion Plan at anytime within a period of ten years from its initial adoption. Implementation of the Conversion Plan contemplates transferring all the Cooperative's assets, subject to all of the liabilities of the Cooperative, to the Company in exchange for shares of the common stock of the Company. The Plan then calls for the Cooperative to be liquidated and the shares of our common stock to be distributed to Eligible Interest Owners. Under the Conversion Plan, each Eligible Interest Owner will receive 10 shares of our common stock in relation to its membership interest in the Cooperative and each Eligible Interest Owner with an equity account on the books of the Cooperative will receive on share of our common stock for each $10.00 in its equity account. No fractional shares will be issued and any person who would have been entitled to a fractional share will receive cash instead. The election form sent to you with this prospectus indicates, among other things, the amount in your equity account on the books of the Cooperative (provided you have an equity account) and the number of the shares you are entitled to under the Conversion Plan.

         Although the Conversion Plan permits the Board of the Cooperative to choose other options in lieu of full implementation of the Conversion Plan, including unwinding the transaction or transferring the assets of the Cooperative to the Company and then leasing them back from the Company, the Board has elected to proceed with full implementation of the Conversion Plan.

Background of the Conversion Plan

         As early as 1993, the Cooperative's Board of Directors, began studying the possibility of converting the Cooperative from a member owned electric cooperative association to a shareholder owned business corporation as a means of enhancing the value of the investments of the Cooperative's members and former members with equity accounts on the books of the Cooperative and to increase the Cooperative's competitive position in the electric distribution business. Among the things considered by the Cooperative's Board were industry trends, rapid changes in technology, and changes in the regulatory environment affecting the electric utility industry that the Board believes may significantly increase competition in the markets that the Cooperative currently serves. The Board believes that the Cooperative must retain existing customers and increase the markets served and services offered in order to remain competitive in light of such technology changes, increased competition and changes in the regulatory environment. After considering various alternatives, the Board unanimously approved full implementation of the Conversion Plan.

 Reasons for the Conversion

         The Cooperative's Board believes that the converting from a member owned cooperative association to a shareholder owned business corporation is in the best interests of the Cooperative, its current members and its former members with equity accounts on the books of the Cooperative. As a cooperative, few options for raising capital have been available. For many years, the Cooperative's only material source of equity capital has been the capital provided by its members through a mechanism that is the equivalent of retained earnings. The Board believes that this lack of access to financial markets could place us at a significant competitive disadvantage in the future. Implementation of the Conversion Plan will provide us with access to public capital markets to finance our growth and to fund currently anticipated projects. In addition, the Board believes that being a shareholder owned business corporation will give us greater flexibility and increased options in connection with potential acquisitions, partnerships and alliances. The Board also believes that being a shareholder owned business will assist us in becoming a more effective competitor in our markets.

         With the deregulation of the electric utility industry, in Texas and elsewhere, the Cooperative's Board believes that we must obtain the flexibility to pursue investment opportunities. Equity and debt capital must be invested profitably to pursue these activities. Yet the Texas Electric Cooperative Act requires that the Cooperative operate without a profit to its members.
Furthermore, that Act requires that the return of revenues to members be restricted to cash, an abatement of current charges for electricity or in any other manner determined by the Board, or in a general rate reduction to members. The Board believes that these restrictions reduce larger economic benefits that may be available to members through stock ownership, as well as limit the Cooperative's ability to compete.

         The Board of Directors also believes that full implementation of the Conversion Plan will provide Eligible Interest Owners with an opportunity to have an interest in a more flexible business organization and could provide them an opportunity to realize the value of their investments in the Cooperative.

         In the course of reaching its decision to recommend the Conversion Plan to the Cooperatives' members, the Board consulted with legal counsel and financial advisers to the Cooperative, as well as with management of the Cooperative. Without assigning any relative or specific weights, the Board considered numerous factors, including but not limited to the following:

o    the changing nature of the electric industry generally;

o    the need for the Cooperative to finance growth;

o the desirability of the Cooperative having access to public capital markets to potentially provide additional resources to promote growth and support operating needs;

o    the changing regulatory environment surrounding the electric industry;

o the desirability of providing Eligible Interest Owners an opportunity for liquidity (as well as an exit strategy) and the ability to recognize the value of their investments in the Cooperative in the future;

o    historical and current financial and economic conditions;

o historical market prices, reported trading volumes and dividend histories of publicly traded companies in the Cooperative's industry; and

o limitations currently placed on members with respect to their equity interests in the Cooperative by the Cooperative Act and the Cooperative's articles of incorporation and bylaws.

         The only potential material disadvantage of the Conversion Plan identified by the Board was the loss of the Cooperative's tax-exempt status. The Cooperative is exempt from federal income taxation by virtue of Section 501(c)(12) of the Internal Revenue Code, which makes the exemption available to irrigation cooperatives, rural electric cooperatives and telephone cooperatives that do not receive more than 15 percent of their revenues from non-member sources. The Cooperative was able to meet this test for 1999 and prior years and should meet it for 2000. The Board believes that diversification and broadening of goods and services sold are essential to the ability of the Cooperative to respond to competitive challenges and opportunities. Diversification and new revenue sources would likely include substantial revenues from non-member sources. The Board has, therefore, discounted the loss of tax-exempt status as a potential disadvantage because the changes in the Cooperative's revenue sources would likely cause the Cooperative to lose its tax-exempt status under Section 501(c)(12) of the Internal Revenue Code in the near future, regardless of whether or not it retains its cooperative status. As a nonexempt Cooperative, it would be entitled to a deduction for member-sourced income allocated to members. Therefore, a nonexempt cooperative would pay tax on non-member-sourced income at regular corporate income tax rates. As a regular business corporation, it would pay tax on all of its income at regular corporate income tax rates. As the Cooperative's revenues from non-member sources increase and the goods and services offered by the Cooperative expand into various non-electric utility related goods and services, the Board believes the amount of member sourced income will decrease relative to total income and that any tax benefit of remaining a nonexempt cooperative would be outweighed by increases in administrative costs and burdens and the increased flexibility in financing sources. The Cooperative's Board believes, therefore, that the continued shift in the Cooperative's revenue sources would further reduce any benefits of remaining a cooperative. The Board was unable to identify any other potential material disadvantages of the Conversion Plan.

         As of the date of this prospectus, the directors and executive officers of the Cooperative, together with their respective affiliates and associates, as a group, constituted less than one percent of the total number of members of the Cooperative. These persons would be entitled to receive the same consideration for their membership interests and equity account balances as any other current member of the Cooperative at the effective time of implementation of the Conversion Plan. Immediately following implementation of the Conversion Plan, the former directors and executive officers of the Cooperative, and their respective affiliates and associates as a group, will beneficially own less than one percent of the shares of our common stock to be issued under the Conversion Plan. See "Ownership of Common Stock."

         The Cooperative is organized and operated as a cooperative under the Texas Electric Cooperative Act, as amended. When the Conversion Plan is completed, we will operate as a shareholder owned business corporation under the Texas Business Corporation Act, as amended, rather than as a cooperative. As a shareholder owned business corporation, the nature of the shareholders' interests in the Company will differ significantly from the interests of members in the Cooperative. See "Comparison of Rights of Members to Rights of Shareholders."

Consideration to be received in the Conversion.

     The Conversion Plan provides that each Eligible Interest Owner who is a current member of the Cooperative will receive 10 validly issued, fully paid and nonassessable shares of our common stock and each Eligible Interest Owner who is a current member or former member of the Cooperative with an equity account on the books of the Cooperative immediately prior to the effective time of implementation of the Conversion Plan, receive one validly issued, fully paid and nonassessable share of our common stock for each $10.00 in the equity account, all subject to payment in cash for fractional shares. The current members of the Cooperative who elected reductions on their electric bills or who elected to participate in a Dutch Auction saw their equity accounts increased by $100 to reflect the amount they were being paid for their membership interests.

     We will not issue fractional shares of our common stock in connection with the conversion. Eligible Interest Owners who have equity accounts on the books of the Cooperative and who would otherwise be entitled to receive a fraction of a share of our common stock in connection with implementation of the Conversion Plan will receive instead an amount of cash determined by multiplying that fraction by $10.00.

         The Conversion Plan also provides, as an alternative to receiving shares of our common stock, that each current member of the Cooperative may choose, in lieu of receiving shares of our common stock and in exchange for its interests in the Cooperative, to have its electric bills reduced equally over a period of 24 months in an amount equal to the amount in his equity account on the books of the Cooperative divided by 24. As of September 30, 2000, approximately 15% of the members of the Cooperative had chosen this option and $3,123,000 of interests in the Cooperative had already been eliminated through the reduction of electric bills.

     In addition, the Conversion Plan provides, as an another alternative to receiving shares of our common stock or, if applicable, receiving a reduction on electric bills, that each current and former member who has an equity account on the books of the Cooperative may choose, in lieu of receiving shares of common stock and in exchange for its interests in the Cooperative, to receive a lump sum cash payment determined by a "Dutch Auction" process similar to the Dutch Auctions conducted by the Cooperative in the past (i.e., a predetermined amount of cash is set aside by the Cooperative and used to pay those current and former members offering the greatest discounts on the dollar amounts of their interests on the books of the Cooperative until all of the cash set aside has been utilized in this manner). As of September 30, 2000, approximately $2,279,000 of interests in the Cooperative had already been eliminated for $1,441,000 through the Dutch Auction option.

           If the Cooperative does not have current addresses for Eligible Interest Owners who are former members of the Cooperative and, who also have equity accounts, the balance in those equity accounts will be allocated into a Cooperative Equity Suspense Account immediately prior to the Conversion. We will attempt to locate those Eligible Interest Owners following applicable laws and regulations, and if we are unsuccessful, amounts in the Cooperative Equity
Suspense Account would be forfeited and reallocated as additional paid-in capital.

Purchase of the Stock Issued Pursuant to the Conversion Plan.

         As to the shares of our common stock distributed to Eligible Interest Holders under the Conversion Plan and that are held by those persons until the first anniversary of the distribution of those shares, we will purchase all of those shares offered to us at $10.00 per share during the period commencing on the first anniversary of the distribution of the shares and ending 60 days thereafter. This purchase obligation does not extend to any shares of our common stock issued pursuant to the Conversion Plan that are beneficially owned by any person other than the member or former member to whom they were originally issued. In addition, the purchase obligation does not extend to any shares offered under this prospectus that are not part of the shares issued under the Conversion Plan.

Dissenters' Rights

         Neither the current nor former members of the Cooperative were entitled to dissenters' rights under the Texas Electric Cooperative Act in connection with the Conversion Plan.

            COMPARISON OF RIGHTS OF MEMBERS TO RIGHTS OF SHAREHOLDERS


         The following discussion describes certain significant differences between the rights of member of a Texas electric cooperative as compared to the rights of shareholders of a Texas business corporation.

Members Versus Shareholders

         A Texas electric cooperative has members, whereas a business corporation has shareholders. A member of a Texas electric cooperative has a membership certificate or membership right and the membership interest is not transferable. Such membership right ends when the member resigns from membership, is expelled from membership or dies. A member of a Texas electric cooperative has only one membership, no matter how many meters the member has, and is entitled to only one vote on matters on which members must vote. A Texas electric cooperative is not permitted to issue voting capital stock (as opposed to membership interests).

         The Texas Electric Cooperative Act provides that each member is entitled to one vote on all matters submitted for member action. The Texas
Electric Cooperative Act and the Cooperative's Articles of Incorporation and Bylaws require its members to purchase electric services from the Cooperative as a condition of membership.

         A Texas business corporation must have at least one class of voting stock. However, it may issue shares of stock divided into different classes or series. In general, a holder of shares of voting stock is entitled to one vote for each share of voting stock that the holder owns. This is significantly different from the law applicable to Texas electric cooperatives, which, as discussed above, provides that each member may only have one vote, no matter how many meters or how much equity the member might have. The general rule for Texas electric cooperatives is one vote per member, whereas the general rule for a Texas business corporation is one vote per share.

         An equity account of a Texas electric cooperative is the cumulative balance of an individual member's annual allocated portion of margin (the equivalent of net income). There is no return on the balance of an equity account and although it may be periodically returned to members at the cooperative's discretion, there is no requirement that it ever be distributed to the member except on dissolution of the cooperative to the extend funds are available.

Transferability

         A member of a Texas electric cooperative may not transfer its membership interest. This arrangement is significantly different from the laws applicable to Texas business corporations, which generally provide that shares of stock in a business corporation may be freely transferred, unless the transferor has agreed to a limitation on this right or is required by applicable laws not to transfer the stock or to transfer it only in certain circumstances.

         The Cooperative's Bylaws provide that equity accounts of members can only be assigned pursuant to written instructions from the assignor and only to successors in interest or successors in occupancy.

Quorum Requirements

         The Texas Electric Cooperative Act provides that a quorum at a meeting of members is a majority of the members present in person or by proxy unless the Articles of Incorporation provide otherwise. A quorum for a meeting of the members of the Cooperative, in accordance with its Articles of Incorporation, is 20% of the members present in person or by proxy. The quorum requirements applicable to Texas business corporations are somewhat different. In general, a quorum of shareholders in a Texas business corporation is present when the holders of a majority of the shares entitled to vote at the meeting are present in person or by proxy, although the corporation's articles of incorporation or bylaws may specify a different percentage (so long as it is greater than one-third of the shares entitled to vote). Texas corporate laws do not specify a maximum percentage of shares or number of shareholders that may constitute a quorum.

Ability to Call Special Meetings

         Special meetings of the members of a Texas electric cooperative may be called by the president, by the board of directors, by a majority of the directors, by the members by a petition signed by at least 10% of the members, or by an officer or other person as provided by the articles of incorporation or bylaws. Additionally, the Cooperative's Bylaws provide that special meetings may be called by the Chairman of the Board or by a petition signed by not less than one-third of the total membership. Special meetings of the shareholders of a Texas business corporation may be called by the president, the board of directors, the holders of not less than 10% of the shares entitled to vote at the meeting or any additional persons that are authorized in the articles of incorporation to call special meetings.

Member or Shareholder Action Without a Meeting

         The Texas Electric Cooperative Act does not provide for member action without a meeting. Shareholders of a Texas business corporation may only take action without a meeting upon unanimous written consent.

Dividends and Distributions

         A business corporation is not required to pay dividends on shares of its capital stock. Instead, except to the extent restricted in the corporation's articles of incorporation or by covenants in agreements with lenders or others, dividends and distributions are within the discretion of the corporation's board of directors, provided that the corporation is solvent at the time of paying the dividend and that paying the dividend would not render the corporation insolvent. In general, dividends and distributions may be paid only out of the corporation's unreserved and unrestricted earned surplus.

         Texas law regarding electric cooperatives is much different. The Texas Electric Cooperative Act requires that revenues be devoted first to the payment of operating and maintenance expenses and the principal and interest on outstanding obligations; and to the reserves prescribed by the board for improvement, new construction, depreciation, and contingencies. To the extent not required for these purposes, a cooperative may return revenues in cash, by abatement of current charges for electricity or in another manner prescribed by the board. A cooperative may also return revenues through a general rate reduction to members. Revenues returned to members must be done in proportion to the amount of business done with each member during the applicable period.

         The Texas Electric Cooperative Act, as well as the Cooperative's Bylaws, prohibit the payment of interest or dividends on any equity furnished by members. The Cooperative's Bylaws, however, provide that all amounts of revenue in excess of operating costs and expenses properly chargeable against the furnishing of electric energy are received with the understanding that members furnish such amounts as equity. The Cooperative's Bylaws provide that the board of directors may retire these accounts in full or in part. We plan to issue stock pursuant to the Conversion Plan to Eligible Interest Owners to retire the equity accounts that have not already been retired through one of the two other options available pursuant to the Conversion Plan. See "Conversion Plan - Consideration to be received in the Conversion."

Amendment of Governing Instruments

         A Texas electric cooperative may amend its articles of incorporation or its bylaws by a majority vote of the members voting at a meeting at which a quorum is present (provided that the number of members actually voting on the amendment is sufficient to constitute a quorum). However, at least 5% of the cooperative's members must attend the meeting in person or by proxy in order for any valid action to be taken.

         With certain exceptions, an amendment to the articles of incorporation of a Texas business corporation must first be adopted by a resolution of its board of directors. The amendment must then be adopted by the corporation's shareholders. The amendment is adopted upon receiving the affirmative vote of two-thirds of the shares entitled to vote thereon, unless the articles of incorporation specify a different percentage, but not less than a majority. If any class of shares is entitled to vote as a class on the amendment, the amendment is must also obtain the percentage, if the class is entitled to vote as a class on the amendment, required in the instruments establishing the class with each class entitled to vote as a class. As described above, the Company's Articles of Incorporation require a two-thirds vote to amend the Articles of Incorporation. Presently, the Company's Articles of Incorporation do not permit the issuance of an additional class of stock without amending the Articles of Incorporation.

         A Texas business corporation's bylaws may be amended or repealed by the board of directors, unless the corporation's articles of incorporation reserve that power to the shareholders of the corporation. The Company's Bylaws provide that they may be altered, amended or repealed at any regular or special meeting of the board of directors by not less than a two-thirds vote.

Qualifications and Number of Directors

         A director of a Texas business corporation is not required to be a shareholder, unless the corporation's articles of incorporation require otherwise. A director of a Texas electric cooperative, however, must be a member of the cooperative. A cooperative's board of directors may not consist of less than three directors. There generally are no minimum limits on the number of directors of a Texas business corporation, except as the corporation may provide in its articles of incorporation or unless the corporation has a classified board of directors (in which case there must be at least nine directors).

Issuance of Stock in Series

         A Texas electric cooperative cannot issue capital stock. A Texas business corporation must issue one class of capital stock and may issue different classes of stock. However, a business corporation has the additional ability to divide any preferred or special class of stock into different series, with different designations, preferences, limitations and relative rights among the various series.

Mergers And Other Major Transactions

         There  is no  provision  in the  Texas  Electric  Cooperative  Act that provides for a true merger between electric cooperatives. Texas electric cooperatives may consolidate with other Texas electric cooperatives. Consolidation of two electric cooperatives requires the approval of the majority of the number present in person or by proxy.

         The provisions of the Texas Business Corporation Act applicable to mergers involving business corporations are much more complex. In general, the principal terms of a merger must first be approved by the board of directors of each corporation that is a party to the merger. Then the shareholders of each corporation must approve the merger by the affirmative vote of two-thirds of the shares entitled to vote thereon, unless the articles of incorporation or the Texas Business Corporation Act require a different percentage which cannot be less than a majority of the shares entitled to vote thereon. The Company's Articles of Incorporation do not change the vote required to approve a merger. Where any class of shares is entitled to vote as a class on the merger, then the merger is approved by that corporation only upon receiving the affirmative vote of the holders of a two-third of the shares of each class entitled to vote as a class and of the total number of shares entitled to vote on the merger unless the instrument establishing the class specifies a different voting requirement. The Company's Articles of Incorporation do not establish a series of preferred stock. The Company's Articles of Incorporation would, in certain instances, reduce the vote of certain owners of common stock to 1/100 of that they would otherwise receive. See "Description of Capital Stock - Common Stock."

Dissenters' Rights

         Shareholders of a Texas business corporation have the right to dissent from, and to receive payment for their shares in the event of, certain transactions to which the corporation is a party, including mergers, sales of all or substantially all of the corporation's assets outside the ordinary course of business and certain amendments to the corporation's articles of incorporation that adversely affect the rights of the shareholders' shares. The right to dissent does not apply to the shareholders of a corporation surviving a merger if the vote of the shareholders of the surviving corporation was not required to approve the merger. Members of electric cooperatives do not have rights to dissent from any action under Texas law.

Indemnification and Limitation of Liability

         The provisions of the Texas Business Corporation Act relating to indemnification and the law relating to an electric cooperative are identical. The Articles of Incorporation of the Cooperative provide the following:

         Directors of the Cooperative shall not be liable to the Cooperative or its members for monetary damages for an act or omission in the Director's capacity as a director except that this Article does not eliminate or limit the liability of a Director for:

(1) a breach of a director's duty of loyalty to the Cooperative or its shareholders or members;

(2) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law:

(3) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken with the scope of the Director's office;

(4) an act or omission for which the liability or a Director is expressly provided for by statute; or

(5)      an act related to an unlawfulstock repurchase or payment of a dividend.

         The Articles of Incorporation of the Company provide the following:

         Directors of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director except that this Article does not eliminate or limit the liability of a director to the extent the director is found liable for:

(a) a breach of a director's duty of loyalty to the Corporation or its shareholders;

(b) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

(c) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken with the scope of the Director's office;

(d) an act or omission for which the liability or a Director is expressly provided for by statute.

         It is intended that the Company would enter into an Indemnity Agreement with each of its directors and executive officers effective upon implementation of the Conversion Plan, which may provide rights additional to those that would be provided by the Texas Business Corporation Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Cooperative and the Company pursuant to the foregoing provisions, or otherwise, the Cooperative and the Company have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                         FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the federal income tax consequences resulting from the Conversion Plan. We have not requested a private letter ruling from the Internal Revenue Service as to the federal income tax consequences of the Conversion Plan and, thus, there can be no assurance that the transaction would constitute a tax-free exchange for federal income tax purposes.

         We believe that the Conversion Plan would constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code. We also believe that:

(i) no gain or loss would be recognized by the Cooperative upon consummation of the Conversion Plan and the Cooperative's basis in its assets, holding period for its assets, annual accounting period and accounting methods would not be affected by the Conversion Plan;

(ii) the exchange of equity accounts for common stock issuable upon consummation of the Conversion Plan would constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code. No gain or loss would be recognized by the Company upon the exchange, no gain or loss would be recognized by the members upon the exchange (except to the extent of cash received in lieu of fractional shares), the basis of the common stock issuable to the members would be the same as the basis of member' applicable equity account balances surrendered in the Conversion Plan;

(iii) the exchange of membership interests for common stock issuable in the Conversion Plan would constitute a reorganization with the meaning of Section 368(a)(1)(E) of the Code. No gain or loss would be recognized by the Company upon the Conversion Plan, no gain or loss would be recognized by the members upon consummation of the Conversion Plan (except to the extent of cash received in lieu of fractional shares), and the basis of the common stock issuable to the members would be the same as the basis of members membership interest.

         Our conclusion is based on a review of previously issued private letter rulings by the Internal Revenue Service and court opinions involving transactions with similar but not identical characteristics. Because the Internal Revenue Service has not previously ruled on a transaction involving the conversion of a Section 501(c)(12) cooperative, there is a lack of direct precedent for the stated tax treatment. We believe, however, that existing precedent involving transactions with similar but not identical characteristics would, if followed, cause the Conversion Plan to be treated as and constitute a tax-free exchange. We have no reason to believe that the Internal Revenue Service would not follow this precedent.

     EACH CURRENT AND FORMER MEMBER OF THE COOPERATIVE SHOULD CONSULT A PROFESSIONAL TAX ADVISER ON THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE CONVERSION PLAN TO SUCH PERSON OR ENTITY.


                              ACCOUNTING TREATMENT

     The Conversion Plan will be accounted for as a capital restructuring for accounting purposes. Upon full implementation of the Conversion Plan, the value of the Cooperative's assets and liabilities would be unchanged in the hands of the Company and no gain or loss would be recorded by the Company as a result of implementation of the Conversion Plan.



                                RESCISSION OFFER

         For  those  current  members  of  the   Cooperative  who  elected,   by
affirmative action or by inaction, to receive shares of our common stock pursuant to the Conversion Plan, we are offering you the opportunity to rescind that election and to instead receive payment for your interests in the Cooperative by receiving:

1. A reduction of your electric bills equally over a period of 24 months in an amount equal to $100 plus the amount, if any, in your equity account on the books of the Cooperative (after inclusion of an additional amount for your membership interest) divided by 24; or

2. A lump sum cash payment in an amount to be determined by your participation in a Dutch Auction to be conducted by the Cooperative similar to the Dutch Auctions previously conducted by the Cooperative in connection with the Conversion Plan. See "The Conversion Plan - Consideration to be received in the Conversion."

         For those former members of the Cooperative who have an equity account on the books of the Cooperative and who elected, by affirmative action or by inaction, to receive shares of our common stock pursuant to the Conversion Plan, we are offering you the opportunity to rescind that election and to instead receive payment in full for your interests in the Cooperative by receiving a lump sum cash payment in an amount to be determined by your participation in a Dutch Auction to be conducted by the Cooperative.

         An election form is being furnished to you with this prospectus. The election form will set forth, among other things, the number of shares you are entitled to receive as a result of implementation of the Conversion Plan, the amount in your equity account on the books of the Cooperation and a place for you to indicate whether or not you wish to accept our rescission offer. You will have a period of 60 days from the date of the prospectus to return the election form. If we have not received your election form by the close of business on the 60th day following the date of this prospectus, you will be deemed to have rejected our rescission offer and we will cause your shares of our common stock to be issued to you.

                                 CAPITALIZATION


         The following table sets forth the actual capitalization of the Cooperative at September 30, 2000, and the pro forma capitalization of the Company as of September 30, 2000, including the effects of the following transactions:

(1) Conversion of the Cooperative from a member owned cooperative to a shareholder owned business corporation and the issuance of 1,575,000 shares of the Company's Common Stock at a tangible book value of $7.00 per share, net of $817,000 of stock conversion cost incurred by the Cooperative.

(2) Sale by the Company of 3,150,000 shares of our common stock at a sales price of $10.00 per share, net of the underwriters commissions of three percent (3%) and estimated offering expenses of $945,000 and $500,000 respectively.

     This table should be read in conjunction with the financial statements including notes thereto, included on pages F-1 to F-21.

                                                                       September  30,  2000
                                                                           (Unaudited)
                                                                      (Amounts In Thousands)
                                                                       ----------------------
                                                                               Pro Forma
                                                                   -------------------------------
                                                                 Actual            (1)           (1) and (2)

         Total Long-Term Debt                                  $158,062         $158,062          $158,062
         Current Portion of Mortgage Notes,
           Capital Leases, and Other                              8,619            8,619             8,619
         Lines of Credit                                         25,742           25,742            25,742
                                                               --------         --------          --------
                Total Debt                                      192,423          192,423           192,423

         Equities and Margins                                    11,028              -                 -

         Common Stock, $.01 par value; 50,000,000
           shares authorized, pro forma shares issued
           1,575,000 and 4,725,000, respectively                    -                 16                47
         Additional Paid In Capital                                 -             10,195            40,219
                                                              ---------         --------          --------

                Total Equity                                     11,028           10,211            40,266
                                                              ---------         --------          --------

                Total Capitalization                           $203,451         $202,634          $232,689
                                                               ========          =======           =======


                                    DILUTION

         The difference between the offering price per share of common stock and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in the offering. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the pro forma number of outstanding shares of our common stock.

         The assigned value per share of the ownership interests on the books of the Cooperative of the Eligible Interest Owners is $10.00. However, on the books of the Cooperative and according to the Cooperative's bylaws, operating and non-operating losses are not allocated to the individual equity accounts of the Eligible Interest Owners. The net tangible book value of the Cooperative is determined by subtracting the accumulated losses from the total assigned value of the Eligible Interest Owners accounts.

         At September 30, 2000, the pro forma net tangible book value of the Company (as successor to the Cooperative) was $10,211,000 or $6.48 per share, after giving effect to the conversion of the Cooperative from a member owned cooperative to a shareholder owned business corporation. Without taking into account any changes in net tangible book value attributable to operations after September 30, 2000, other than the issuance and sale by the Company of 3,150,000 shares of common stock offered hereby to the current and former members of the Cooperative, at an offering price of $10.00 per share, the pro forma net tangible book value of the Company as of September 30, 2000 would have been $40,266,000 or $8.52 per share. This represents an immediate increase in net tangible book value of $2.04 per share to the existing shareholders and an immediate dilution of $1.48 per share to the shareholders purchasing additional shares of our common stock. The following table illustrates this dilution, on a per share basis (assuming implementation of the transactions described in this prospectus):

         Initial offering price of common stock                                               $10.00

         Net tangible book value as of September 30, 2000                     $6.48
         Increase in net tangible book value attributable
         to existing shareholders                                              2.04
                                                                              -----

         Pro forma net tangible book value after offering                                       8.52
                                                                                                ----

             Decrease in net tangible book value attributable
             to new purchases of stock by current and former members
             of the Cooperative                                                                $1.48
                                                                                               =====

     The following table summarizes, as of September 30, 2000, the total number of shares of common stock issued by the Company, the aggregate consideration paid and the average price per share for the existing shareholders and for the purchases of stock by current and former members of the Cooperative:

                                                                                                      Average
                                                     Shares Issued        Total Consolidation          Price
                                                     Number    Percent        Amount    Percent      Per Share

       Existing Shareholders:
           Assigned value                          1,575,000    33%       $15,750,000     26%          $10.00
             Unallocated losses                                            (4,722,000)                  (3.00)
                                                   ----------------        ------------------           -----
               Tangible book value                 1,575,000    33%        11,028,000     26%            7.00

        Sales of stock to the current
        and former members of the Cooperative      3,150,000    67%        31,500,000     74%           10.00
                                                   ---------   ----        ----------   -----           -----

                  Total shares                     4,725,000   100%       $42,528,000    100%           $9.00
                                                   =========   ====        ==========    ====           =====

                                 USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,150,000 shares of common stock we are offering to the current and former members of the Cooperative at an offering price of $10.00 will be approximately $30,055,000 after deducting offering expenses.

         We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds from this offering for acquisitions. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (in thousands)

         The following tables set forth selected consolidated financial statement information for each of the years in the five-year period ended March 31, 2000 and the six months ended September 30, 1999 and 2000. The Consolidated Statements of Operations, Balance Sheet and Cash Flows Data for and as of the end of each of the years in the five-year period ended March 31, 2000 and the six months ended September 30, 1999 and 2000 (unaudited) are derived from the Consolidated Financial Statements of the Cooperative. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in the Registration Statement.

                                            March 31,                                    September 30,
                                   ----------------------------------------------    --------------------

                                      1996      1997      1998      1999      2000          1999      2000
                                     ------    ------    ------    ------    ------         ----      ----
Consolidated Statement of Operations Data:                                                    (Unaudited)
   Operating revenues                $52,065   $55,671   $59,686   $55,516   $57,083     $29,079    $36,535
   Operating expenses                 57,663    56,574    61,643    56,088    59,705      28,317     36,534
                                     -------   -------   -------   -------   -------      ------     ------
    Operating income (loss)           (5,598)     (903)   (1,957)     (572)   (2,622)        762          1
   Nonoperating income (loss)            552      (570)   (2,234)      959    (3,117)     (3,275)       120
                                   --------- ---------  --------  --------  --------      ------   --------
    Income (loss) before
     extraordinary item and
     accounting change                (5,046)   (1,473)   (4,191)      387    (5,739)     (2,513)       121
   Extraordinary item -
    Gain on extinguishment of debt       -         -         -         -           -        -           969
   Cumulative effect of
    accounting change                 (2,086)      -         -         -            -       -           -
                                    -------------------------------------------------    ------------------
    Net income (loss)                 $(7,132)  $(1,473) $(4,191)   $  387  $ (5,739)    $(2,513)    $1,090
                                     ========   ======== ========  ========  ========     =======     ======

Consolidated Balance Sheet Data:
   Utility plant, net               $152,613  $151,927  $153,921  $155,567  $169,537    $169,703   $170,576
   Total assets                      186,052   182,582   181,455   181,983   200,881     196,747    222,071
   Equity and margins                 25,833    23,836    18,899    19,245    12,659      15,902     11,028
   Long-term debt, net               124,714   120,517   126,241   125,625   140,333     132,226    158,062
   Working capital (deficit)         (22,033)  (26,932)  (27,933)  (28,344)  (38,290)    (38,233)   (39,981)

Consolidated Cash Flows:
   Net cash provided (used) by:
    Operating activities              $3,127    $4,737    $6,332    $8,674    $7,200      $5,721     $5,284
    Investing activities             (19,347)   (5,284)  (11,795)  (10,004)  (14,124)     (6,060)   (23,686)
    Financing activities              11,022     1,913     4,922     1,382     7,065         326     17,401




           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Cooperative's financial condition and results of operations for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000 (unaudited) should read in conjunction with the Cooperative's audited consolidated financial statements included elsewhere in this document.

OVERVIEW

         The Company is presently a wholly-owned subsidiary of the Cooperative, a member-owned, tax-exempt electric cooperative founded in 1939. On January 1, 1999, in conjunction with a corporate restructuring plan, the Company was formed. To date, the Company has produced no net income or loss.

         On the effective date of this Registration Statement, (1) substantially all of the Cooperative's assets will be transferred in exchange for the Company's Common Stock; (2) the Common Stock will be distributed to the Cooperative's equity holders, (3) the Company will then become successor corporation to the Cooperative and, (4) all subsequent utility operations will be conducted through the Company.

         The Company does not own electric generating facilities. Instead, the Company acquires wholesale electric power through long-term electric supply contracts with various electric suppliers. In addition to electricity sales, the Company also provides other electric services, such as installation and repair.

         Management believes that not owning electric generating facilities creates a distinct competitive advantage for the Company to purchase the lowest cost power available for its customers.

         In addition, to a lesser extent, the Company owns certain interest in oil and gas properties and real estate and other investments.

RESULTS OF OPERATIONS

Six Months Ended September 30, 2000 Compared to Six Months Ended
September 30, 1999

Net Income (Loss)

         For the six months ended September 30, 2000 ("SM 2000"), net income was $1,090,000 compared to net loss of $2,513,000 for the six months ended September 30, 1999 ("SM 1999"), an improvement of $3,603,000. The improvement was primarily composed of a $3,344,000 write-off of an oil and gas investment reported for SM 1999 and a $969,000 extraordinary gain on extinguishment of debt offset by a $1,461,000 increase in interest costs reported for SM 2000.

Operating Revenues

         Operating revenues for SM 2000 was $36,535,000 compared to $29,079,000 for SM 1999, an increase of $7,456,000 (25.6%), of which $7,883,000 (28.4%) was attributable to the increased electric revenues. McCulloch Electric Cooperative, Inc. ("McCulloch"), which was merger with the Cooperative on September 1, 1999, reported operating revenues of $3,591,000 and $670,000 for SM 2000 and SM 1999, respectively.


         Average revenue/Kwh sold for SM 2000 and SM 1999, 8.77 cents and 8.33 cents, respectively, a 5.3% increase.

         Other revenues for SM 2000 decreased $573,000 (47.4%) to $635,000 from $1,208,000 for SM 1999. This decrease was primarily due to a $828,000 decrease in unbilled revenue.

Operating Expenses

         Operating expenses for SM 2000 was $36,534,000 compared to $28,317,000 for SM 1999, an increase of $8,217,000(29.0%), of which $2,870,000 was related to the operations of McCulloch.

         Purchased power for SM 2000 increased by $5,476,000 (32.8%), to $22,179,000 compared to $16,703,000 reported for SM 1999. The increase included $1,981,000 related to McCulloch. Average cost/Kwh sold for SM 2000 and SM 1999 was approximately 5.06 cents and 4.78 cents, respectively, a 5.86% increase.

         Electric operating margins (revenue less purchased power cost) for SM 2000 was $13,509,000 compared to $11,102,000 for SM 1999, an increase of
$2,407,000 (21.7%), of which $910,000 was related to McCulloch. Average margin/Kwh sold for SM 2000 and SM 1999 was 2.27 cents and 2.43 cents, respectively, a 6.58% decrease.

         Operating and maintenance costs for SM 2000 increased $1,070,000 (38.3%), to $3,861,000 from $2,791,000 reported for SM 1999. The increase was due to a $136,000 increase related to McCulloch, increased salaries and compensation costs and higher maintenance costs.

         Administrative and general for SM 2000 and SM 1999 was $1,505,000 and $1,574,000, respectively.

         Depreciation and amortization for SM 2000 increased $378,000 (15.1%) to $2,875,000 compared to $2,497,000 for SM 1999. The increase included $257,000 related to McCulloch. The remaining increase is due to depreciation on utility plant additions.

         Interest expense for SM 2000 was $5,104,000 compared to $3,643,000 for SM 1999, an increase of $1,461,000 (40.1%). The increase was due to additional borrowings at higher interest rates. As of September 30, 2000 and 1999, the interest rate on the Cooperative's variable rate long-term notes payable was 8.10% and 6.85% respectively, and the rate on the fixed rate long-term notes payable was 5.99 %, respectively.

         Other operating expenses for SM 2000 decreased $177,000 (37.6%) to $294,000 from $471,000 for SM 1999. The decrease was due primarily to a $181,000 decrease in the cost to provide various electric services.

Operating Income

         Operating income for SM 2000 decreased $761,000 to $1,000 as compared to a $762,000 for SM 1999. The decrease was primarily comprised of a $2,407,000 increase in electric margins, offset by a $1,070,000 increase in operating and maintenance cost, a $378,000 increase in depreciation and amortization costs, a $1,461,000 increase in interest expense and a $396,000 decrease in other revenue and expenses.

Other Nonoperating Transactions and Extraordinary Item

         Nonoperating margins was comprised primarily of a loss of $3,344,000 write-off of an oil and gas investment for SM 1999 and an extraordinary gain of $969,000 on early extinguishment of debt for SM 2000.

Year Ended March 31, 2000 Compared to Year Ended March 31, 1999

Net Income (Loss)

         For the year ended March 31, 2000 ("2000") the net loss was $5,739,000 compared to net income of $387,000 for the year ended March 31, 1999 ("1999"), a decrease in earnings of $6,126,000. The decline for 2000 was primarily attributable to a $988,000 increase in administrative and general expenses, a $927,000 increase in depreciation and amortization, a $1,037,000 increase in interest costs and a $3,344,000 write-off of an oil and gas investment.

Operating Revenues

         Operating revenues for 2000 was $57,083,000 compared to $55,516,000 for 1999, an increase of $1,567,000 (2.8%), of which $3,150,000 was attributable to the September 1, 1999 merger of McCulloch Electric Cooperative, Inc. ("McCulloch"). The operating revenue increase was primarily composed of a $3,582,000 (7.0%) increase in electric sales, a $1,516,000 (77.3%) decrease in gas sales and a $499,000 (20.5%) decrease in other revenues.

         Electric sales for 2000 was $54,702,000 compared to $51,120,000 for 1999, an increased $3,582,000 (7.0%), of which $3,095,000 was related to
McCulloch electric sales for the seven months ended March 31, 2000.

         Average revenue/Kwh sold for 2000 and 1999, without McCulloch was 8.33 cents and 7.74 cents, respectively, a 7.62% increase. For the seven months ended March 31, 2000, McCulloch's average revenue/Kwh sold was 6.61 cents.

         Gas sales and royalty income decreased $1,516,000 (77.3%) during 2000 from $1,961,000 reported for 1999. This decrease was due primarily to the July 1998 sale of the Company's gas gathering facilities. Gas sales and royalty income for 2000 totaled $445,000 and was related to various oil and gas royalty interest.

         Other revenues for 2000 decreased $499,000 (20.5%) to $1,936,000 from $2,435,000 for 1999. This decrease was due primarily to a $834,000 decline in unbilled revenue and a $382,000 (91.8%) increase in other electric service revenue.

Operating Expenses

         Operating expenses for 2000 was $59,705,000 compared to $56,088,000 for 1999, an increase of $3,617,000 (6.4%), of which $3,113,000 was related to the operations of McCulloch for the seven months ended March 31, 2000.

         Purchased power for 2000 increased by $1,236,000 (3.9%), to $32,979,000 compared to $31,743,000 reported for 1999. The increase included $1,737,000 related to McCulloch. Power costs without McCulloch for 2000 was $31,242,000, a decrease of $501,000 (1.6%). Average cost/Kwh sold for 2000 and 1999, without McCulloch, was approximately 4.83 cents, for both periods. For the seven months ended March 31, 2000, McCulloch's average cost/Kwh sold was 3.29 cents.

         Electric operating margins (revenue less purchased power cost) for 2000 was $21,723,000 compared to $19,377,000 for 1999, an increase of $2,346,000
(12.1%), of which $1,358,000 was related to McCulloch. Average margin/Kwh sold for 2000 and 1999, without McCulloch, was 2.37 cents and 2.42 cents, respectively. For the seven months ended March 31, 2000, McCulloch's average margin/Kwh sold was 2.62 cents.

         Operating and maintenance costs for 2000 increased $671,000 (12.4%), to $6,083,000 from $5,412,000 reported for 1999. The increase was due to a $267,765 increase related to McCulloch, increased salaries and compensation costs and higher maintenance costs.

         Gas purchases decreased 100% due to the Registrant's sale of its gas gathering facilities in July 1998.

         Administrative and general for 2000 increased $988,000 (25.1%) to $4,925,000 from $3,937,000 reported for 1999. The increase included $431,000 related to McCulloch. The other increase in administrative and general expenses were attributable to computer conversion costs, increased salaries and compensation, and acquisition evaluations costs.

         Depreciation and amortization for 2000 increased $927,000 (21.0%) to $5,339,000 compared to $4,412,000 for 1999. The increase included $346,000 related to McCulloch. The remaining increase is due to depreciation on utility plant additions.

         Interest expense for 2000 was $7,932,000 compared to $6,895,000 for 1999, an increase of $1,037,000 (15.0%) of which $92,000 was related to McCulloch. The remaining increase was due to additional borrowings at higher interest rates. As of March 31, 2000 and 1999, the interest rate on the Cooperative's variable rate long-term notes payable was 7.35% and 5.75% respectively, and the rate on the fixed rate long-term notes payable was 5.99 % for both periods.

         Other operating expenses for 2000 increased $502,000 (83.1%) to $1,106,000 from $604,000 for 1999. The increase was due primarily to $421,000 increase in cost to provide various electric services.

Operating Loss

         Operating loss for 2000 increased $2,050,000 to $2,622,000 as compared to a loss of $572,000 for 1999. The decrease was primarily attributable to a $988,000 increase in administrative and general, a $927,000 increase in depreciation and amortization costs and a $1,037,000 increase in interest expense.

Nonoperating Margins

         Nonoperating margins for 2000 decreased $4,076,000 to a loss of $3,117,000 from a gain of $959,000 reported for 1999. The decrease was primarily the result of a $3,344,000 write-off of an oil and gas investment and a $841,000 gain reported in 1999 from the sale of the Company's gas gathering facilities.

Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

Net Income (Loss)

         Net income for the year ended March 31, 1999 ("1999") aggregated $387,000, an increase of $4,578,000 (109.2%) over the net loss of $4,191,000 reported for the year ended March 31, 1998 ("1998"). The improvement was primarily attributable to a $1,818,000 increase in electric margins, an $841,000 gain on sale of gas gathering and marketing subsidiaries, and a $2,378,000 affiliate investment impairment loss reported for 1998.

Operating Revenues

         Operating revenues for 1999 were $55,516,000 compared to $59,686,000 for 1998, a decline of $4,170,000 (7.0%), of which $3,401,000 was related to a decline in gas sales resulting from the Company's sale of its gas gathering and marketing subsidiaries in July 1998.

         Electric sales for 1999 decreased $807,000 (1.6%) to $51,120,000 as compared to $51,927,000 for 1998. The decrease was due primarily to a decline in commercial electric sales resulting from the shutting-in of electric oilfield production equipment due to the dramatic drop in oil prices during most of 1999.

         Average revenue/Kwh sold for 1999 and 1998 was 7.74 cents and 7.89 cents, respectively, a 1.9% decline.

         Gas sales for 1999  decreased  $3,401,000  (63.4%) to  $1,961,000  from
$5,362,000 for 1998. The decrease was due July 1998 sale of the Company's gas gathering facilities.

Operating Expenses

         Operating expenses for 1999 was $56,088,000 compared to $61,643,000 for 1998, a decline of $5,555,000 (9.0%). The decline was primarily due to a $2,625,000 (7.6%) decline in purchased power cost and a $3,243,000 (65.1%)
decline in gas purchases result from the sale of gas gathering facilities.

         Purchased power for 1999 decreased $2,625,000 million (7.6%) to $31,743,000 compared to $34,368,000 for 1998. The decrease was due primarily to a decline in average power cost and a 1.6% decline in sales. Average cost/Kwh sold for 1999 and 1998 was 4.83 cent and 4.94 cents, respectively, a 2.2% decline.

         Gross operating margins (revenue less purchased power cost) for 1999 was $19,377,000 compared to $17,559,000 for 1998, an increase of $1,818,000
(10.4%). Average gross operating margin/Kwh sold for 1999 and 1998 was 2.42 cents and 2.19 cents, respectively, a 10.5% increase.

         Operating and maintenance costs for 1999 were slightly higher due to increase salaries and other maintenance costs.

         Gas purchases for 1999 decreased $3,243,000 (65.1%) due to the July 1998 sale of the Company's gas gathering facilities.

         Administrative and general increased $287,000 (7.9%) to $3,937,000 for 1999 compared to $3,650,000 reported for 1998 period. This increase was due primarily to increased salaries and compensation costs.

         Depreciation and amortization expense for 1999 and 1998 was relatively unchanged at $4,412,000 and $4,394,000, respectively.

         Taxes decreased $277,000 (17.0%) to $1,348,000 for 1999 from $1,625,000 for 1998. The decrease was due primarily to the sale of gas gathering facilities during 1999.

         Interest expense for 1999 increased $319,000 (4.9%) to $6,895,000 compared to $6,576,000 for 1998 and was due primarily to increased borrowings.

         Other expenses decreased $508,000 (45.7%) to $604,000 for 1999 from $1,112,000 for 1998. The decrease was due to the sale of gas gathering facilities during 1999.

Operating Loss

         Operating loss decreased by $1,385,000 (40.8%) to $572,000 for 1999 compared to a loss of $1,957,000 for 1998. The increase was primarily attributable to a $1,818,000 increase in electric margins.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2000, the Company has cash of $1,531,000, a working capital deficit of $38,290,000 (including short-term borrowings of $26,179,000 and $7,607,000 related to current portion of long-term obligations), and long-term indebtedness of $140,333,000, net of current portion. At March 31 and September 30, 2000, the Company's debt to equity ratio was 14 to 1 and 17 to 1, respectively.

     The Company's primary sources of liquidity are cash flows from operations and additional borrowings available from the National Rural Utilities Cooperative Finance Corporation ("CFC"). These borrowings are secured by substantially all of the Company's utility plant assets. The existing long-term debt consists of series of loans from the CFC that impose various restrictive covenants, including the loan provisions that prohibit the incurrence or guaranty of other secured indebtedness and requires, among other things, the maintenance of a 1.35 debt service coverage ratio and an equity of not less than 20% of total assets, as defined in the CFC Loan Agreements.

     As discussed in note 4 to the Consolidated Financial Statements, the Company has entered into an agreement to purchase certain utility assets of Citizens Utility Company for a total of $248 million, subject to adjustments. The Company has a commitment for $191 million in debt financing and it is presently seeking additional financing to complete the purchase. There can be no assurance that the Company will be able to successfully complete the purchase.

         In the event the Cooperative is converted from a member-owned tax-exempt cooperative to a taxable utility corporation, the CFC indebtedness may be subject to refinancing. Such refinancing may be on less favorable terms and conditions than the existing CFC Loan Agreements.

         The Company anticipates that the cash flows from operations and the additional borrowings from the CFC and other sources will provide sufficient cash to enable us to meet the working capital needs, debt service requirements and planned capital expenditures for property and equipment for the foreseeable future.

CASH FLOW DATA

Operating Activities

         During the six months ended September 30, 2000, ("SM 2000") and the six months ended September 30, 1999 ("SM 1999"), cash provided by operating activities was $5,284,000 and $5,721,000, respectively, and net income plus non-cash charges provided operating cash flow of $5,130,000 and $6,903,000, respectively. Other items that significantly affected SM 2000 and SM 1999 cash flow were purchased power cost under billed for $1,259,000 and $976,000, respectively, (which increased cash flow) and deferred charges and credits for $1,504,000 (which reduced SM 2000 cash flow).

         During the year ended March 31, 2000 ("2000"), cash provided operating activities was $7,200,000. Net income plus non-cash charges provided $7,515,000 of operating cash flow for 2000. Other items that significantly affected cash flow during the period were purchased power cost under billed for $2,189,000 (which increased cash flow) and deferred charges and credits for $1,455,000 (which reduced cash flow).

         During the year ended March 31, 1999 (`1999"), cash provided operating activities was $8,674,000. Net income plus non-cash charges provided $8,841,000 of operating cash flow during the period. Other items that significantly affected cash flow during this period were deferred charges and credits for $1,150,000 (which reduced cash flow), accounts receivable for $1,571,000 (which increased cash flow), and accounts payable and accrued expenses for $1,664,000 (which reduced cash flow).

Investing Activities

         During SM 2000 and SM 1999, cash used by investing activities was $23,686,000 and $6,060,000, respectively, an increase of $17,626,000 of which $14,917,000 was related to a pass-through loan agreement with United Fuel and Energy Corporation ("United Fuel"). Substantially all of the utility additions were financed with additional borrowings from CFC. The United Fuel agreement was funded with a $15 million bank loan agreement.

         During  2000,  cash  used  by  investing  activities  was  $14,124,000,
including   $2,501,000  related  to  the  proposed  Citizens'  acquisition  and
$10,927,000 related to capital additions. Substantially all of these additions were financed with additional borrowings from CFC.

         During 1999, cash used by investing activities was $10,004,000, including capital additions of $11,644,000. Substantially all of these additions were financed with additional borrowings from CFC. Included in the investing cash flow activities were sale proceeds of $1,640,000 from the Registrant's sale of its gas gathering facilities in 1999.

Financing Activities

         During SM 2000 and SM 1999, cash provided by financing activities was $17,401,000 and $326,000, respectively, an increase of $17,075,000 of which $15,000,000 was related to a pass-through loan agreement with United Fuel. During SM 2000, the Cooperative borrowed an additional $13,887,000 and repaid debt totaling $9,177,000.

     During 2000, net cash provided by financing activities was $7,065,000, including additional borrowings of $19,749,000, and debt repayments of $8,769,000 during the period. In addition, the Cooperative used $989,000 to retire certain patronage capital credits and $2,926,000 for amortization of equity redemption credits.

         During 1999, net cash provided by financing activities was $1,382,000, including additional borrowings of $7,794,000 and debt repayments of $6,371,000.



INFLATION

         Due to relatively low levels of inflation experienced in the 2000 and 1999, management believes inflation did not have a material effect on the results during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS

         The   Cooperative   has  adopted  the   following   recent   accounting
pronouncements:

o Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes standards for displaying comprehensive income and its components in the Registrant's consolidated financial statements. The adoption of this pronouncement had no material effect on the results of operations.

o    SFAS No. 131,  "Disclosures  about  Segments of an  Enterprise  and Related
     Information" establishes standards for reporting information about operating segments in the consolidated financial statements. The standard also establishes requirements for related disclosure about the products and services, geographic areas and major customers. The Cooperative operate in two industry segments; electric sales and services and other. Information for each of these segments is included the consolidated financial statements. The adoption of this pronouncement had no effect on the presentation of operating results or financial position.

o AICPA Statement of Position 98-5 ("SOP 98-5"), "Reporting on Costs of Start-Up Activities" requires entities to expense the costs of start-up activities as incurred. SOP 98-5 broadly defines start-up activities to include: (i) costs that are incurred before operations have begun; (ii) costs incurred after operations have begun but before full productive capacity has been reached; (iii) learning costs and non- recurring operating losses incurred before a project is fully operational; and (iv) one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory or with a new class of customer, and initiating a new process in an existing operation. The adoption of this pronouncement had no effect on the presentation of operating results or financial position.

         In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that certain derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company intends to adopt the provisions of SFAS No. 133 on April 1, 2001. Management currently expects the impact of adopting SFAS No. 133 will be immaterial to the Company's financial statements. The application of SFAS No. 133 is still evolving and further guidance from the FASB is expected. When established, this further guidance may have additional impact on the Company's financial statements.


                         MARKET AND DIVIDEND INFORMATION

Market Information

         No public trading market currently exists for membership interests in the Cooperative or interests in member equity accounts.

         No public trading market currently exists for shares of our common stock. Application has been made for the quotation of the shares of our common stock on the Nasdaq National Market under the symbol "CREC."

         We cannot give you any assurance that a trading market will develop or be maintained for the shares of our common stock or, if it did, that it would provide our shareholders a meaningful opportunity to sell their shares.

Dividend Information

         The Company has never declared or paid any cash dividends on its common stock and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion and development of our business.

Number of Shareholders

           As of September 30, 2000, we had one shareholder of record, which was the Cooperative.



                                   MANAGEMENT

Directors And Executive Officers

         The following table sets forth certain information regarding the executive officers, and directors of the Company:

         Name                               Age      Position

         David W. Pruitt                    54       President and Chief Executive Officer
         Ulen A. North, Jr.                 55       Executive Vice President
         John D. Parker                     45       Vice President and Chief Financial Officer
         Sammy C. Prough                    50      Vice President and Chief Operating Officer
         Russell E. Jones (1)               55       Chairman of the Board
         Alfred J. Schwartz (3)             72       Director and Secretary/Treasurer
         Sammie D. Buchanan (3)             57       Director
         Jerry R. Hoelscher (3)             51       Director
         Floyd L. Ritchey (3)               62       Director
         Michael D. Schaffner (2)           53       Director
         Newell W. Tate (2)                 71       Director

(1)      Term expires in 2001
(2)      Term expires in 2002
(3)      Term expires in 2003

         Set forth below is a description of the backgrounds of the executive officers and directors of the Registrant.

     David W. Pruitt, President and Chief Executive Officer, joined the Cooperative in 1985. He was named Manager in 1987 and Chief Executive Officer in 1989. Mr. Pruitt has been involved in electric cooperative utility business since 1978. Mr. Pruitt also serves as Director of Panda Energy International.

         Ulen A. North, Executive Vice President, joined the Cooperative in 1969. He was named Director of Administrative Services in 1988, Chief Operating Officer in 1990, and Executive Vice President in 1996.

         John D. Parker, Vice President and Chief Financial Officer, joined the Cooperative in late 1990 as Director of Finance. In 1992, he was named Chief Financial Officer. Mr. Parker is a Certified Public Accountant, with several years of accounting experience with a national accounting firm. Prior to joining the Cooperative, he was with one of the largest cooperatives in Alaska for eight years.

         Sam C. Prough, Vice President and Chief Operating Officer, has been involved in all aspects of the Cooperative's business for the past 23 years. He was named Acting System Manager in late 1996, System Manager in September 1997 and Chief Operating Officer in June 1999.

     Russell E. "Rusty" Jones has served as Director since September 1979 and has served as Chairman of the Board for the past 13 years. Mr. Jones is engaged in various agriculture businesses.

     Alfred J Schwartz has served as Director since September 1963 and has served as Secretary/Treasurer for the past 25 years. Mr. Schwartz is engaged in various agriculture businesses.

     Sammie D. Buchanan has served as Director since September 1975 and has served as Vice Chairman for the last 13 years. Mr. Buchanan is engaged in various agriculture businesses.

     Jerry R. Hoelscher has served as Director since February 1995. Mr. Hoelscher is engaged in various agriculture businesses.

     Floyd L. Ritchey has served as a Director since February 1998 and prior to that was a Director of Lone Wolf Electric Cooperative, Inc. for 14 years. Mr. Ritchey is engaged in various agriculture businesses.

     Michael D. Schaffner has served as a Director on the Corporate Board since October, 1999. He presently still serves on the McCulloch Advisory Council and prior to that was a Director on the McCulloch Electric Cooperative, Inc. Board for 10 years. Mr. Schaffner is 53 years old.

     Newell W. Tate has served as a Director on the Corporate Board since September, 1986. Mr. Tate is engaged in various agriculture businesses.

Composition of Board and Committees

         The business of the Company will be managed under the direction of its board of directors. It is intended that the board of directors will initially be composed of seven directors each of whom will be independent directors. There are no present plans to have any officer or employee of the Company or its subsidiaries be on the board of directors of the Company. The Company will also establish the following standing committees:

o Compensation Committee. The Compensation Committee of the Company will be chosen by the board of directors. No member of the Compensation Committee may be an officer of the Company. The Compensation Committee will make recommendations to the board of directors regarding salaries and any supplemental employee compensation of the executive officers and act upon management's recommendations for salary and supplemental employee compensation for all other employees. The Compensation Committee will also act upon management's recommendations which require director action with respect to all employee pension and welfare benefit plans.

o Audit Committee. The Audit Committee of the Company will be chosen by the board of directors. No member of the Audit Committee may be an officer of the Company. The Audit Committee will recommend to the board of directors the firm of independent certified public accountants to annually audit the books and records. The Audit Committee will review and report on the activities of the independent certified public accountants to the board of directors and review and advise the board of directors as to the adequacy of our system of internal accounting controls.

Director Compensation

         The compensation for our directors who are not officers or employees of the Company will receive life insurance and health insurance coverage from us at a cost of up to $550 per month, reimbursement for actual out-of-pocket expenses for attending meetings of the board of directors and Stock Awards under our Stock Incentive Plan of $10,000 in value of our common stock annually.

Compensation of Named Executive Officers

         The follow table describes the compensation paid to our Chief Executive Officer and two of the most highly compensated executive officers for services rendered during the last three fiscal year's ended March 31, 2001 (the "Named Executive Officers")

                           Summary Compensation Table
                                                                            Annual Compensation
                                                          --------------------------------------------------------

                                                                                                       All Other
                  Name and Position                       Year        Salary         Bonus          Compensation
                  -----------------                       ----        ------         -----          ------------

     David W. Pruitt                                      2000       $165,481        $230,170          $68,988
President and Chief Executive Officer                     1999        155,869         123,600           55,167
                                                          1998        145,890         116,022           64,986

     Ulen A. North, Jr.                                   2000         99,256         155,026           52,042
       Executive Vice President                           1999         94,536          51,939           51,962
                                                          1998         91,180          49,641           57,608

     John D. Parker                                       2000         93,754         134,468           50,411
       Vice President and Chief Financial Officer         1999         89,936          81,101           45,539
                                                          1998         83,228          54,564           51,478

     Sammy C. Prough                                      2000         75,264          75,731           21,738
       Vice President and Chief Operating Officer         1999         67,728          18,107           22,752
                                                          1998         64,272          10,559           24,628



Director and Employee Benifit Plans

         Stock Incentive Plan. We have adopted a Stock Incentive Plan that provides for the granting of options to purchase common stock ("Stock Options"), awards of common stock, both restricted and unrestricted ("Stock Awards"), and certain related rights to eligible officers, employees and directors of the Company. The Stock Incentive Plan provides for a maximum of 500,000 shares of our common stock to be used in the granting of options and Stock Awards. Shares of common stock used to satisfy such awards will be acquired by the Plan either through open market purchases or from authorized but unissued common stock. The Conversion Plan provides that Stock Incentive Plan will not take effect only upon the effective date of a private placement or initial public offering of shares of our common stock involving the receipt by the Company of gross proceeds of at least $5,000,000.

         Employee Stock Purchase Plan. We have adopted an Employee Stock Purchase Plan that provides for our employees with the opportunity to purchase shares of our common stock through accumulated payroll deductions. It is our intention to have the Employee Stock Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. Each eligible employee will be granted options to purchase shares of our common stock and the options will be exercised automatically and the maximum number of full shares subject to the options will be purchased for the eligible employee at the applicable purchase price with the accumulated payroll deductions in the eligible employee's account. The Employee Stock Purchase Plan provides for a maximum of 160,000 shares, subject to annual increase in an amount to be determined by a set formula, to be used in connection with option granted under the Plan.

         Director Compensation Plan. We have adopted a Director Compensation Plan that provides that each sitting director will receive life insurance and health insurance coverage from us at a cost of up to $550 per month, reimbursement for actual out-of-pocket expenses for attending meetings of the board of directors and Stock Awards under our Stock Incentive Plan of $10,000 in value of our common stock annually. The Director Compensation Plan also provides that if a director who was formerly a director of the Cooperative resigns from our board and becomes an advisory director, he shall be entitled to receive the same life insurance and health insurance coverage as sitting directors for a period of six years plus, if he resigns from the advisory board within six years of his resignation from our board, he shall be entitled to receive stock options to purchase 35,000 of our shares of common stock at the market value of those shares at the time of the grant of the options. Under the Plan, if a sitting director who was formerly a director of the Cooperative resigns from our board and chooses not to become an advisory director, he shall be entitled to receive a cash payment equal to the discounted value of the insurance benefits he would have otherwise received as an advisory director plus stock options to purchase 35,000 of our shares of common stock at the market value of those shares at the time of the grant of the options.


                              CERTAIN TRANSACTIONS

     On February 22, 1999, a wholly-owned subsidiary of the Cooperative and its six-member board of directors entered into a Royalty Pool Agreement whereby a total of 15% of the subsidiary's oil and gas royalty interests were sold at cost to the directors. Under the Agreement, unsecured, interest bearing notes were executed by the six directors and one advisory director payable from their share of oil and gas royalty income. As of September 30, 2000, the balance of the notes receivable due from the subsidiary's directors was $409,000. For the years ended March 31, 2000 and 1999, the directors' share of oil and gas royalty income aggregated $53,000 and $34,000, respectively. Four of the subsidiary's directors also serve as directors of the Company.

                            OWNERSHIP OF COMMON STOCK

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of the effective date of this prospectus by each of our directors and named executive officers, and by all of our directors and executive officers as a group.

         The number of shares of our common stock beneficially owned by each directors and executive officer and all directors and executive officers as a group is based upon the number of shares that we estimate each director and executive officer, and persons and entities affiliated with each director and executive officer, will receive in their capacity as Eligible Interest Owners under the Conversion Plan. Except as otherwise indicated below, each of the persons named in the table will have sole voting and investment power with respect to the shares beneficially owned by such person as set forth opposite such person's name:

                                             Number                       % of Total
                                            of shares(1)        Minimum (1)     Maximum (2)
                                             ---------          -----------     -----------

         Directors:
              S. D. Buchanan                      359              0.0228%          0.0076%
              Jerry Hoelscher                   2,460              0.1562%          0.0521%
              Russell Jones                     1,727              0.1097%          0.0366%
              Floyd Ritchey                        83              0.0053%          0.0018%
              Mike Schaffner                      182              0.0116%          0.0039%
              Alfred Schwartz                   4,192              0.2662%          0.0887%
              Newell Tate                       1,605              0.1019%          0.0340%
                                              -------              -------          -------
                  Total Directors              10,608              0.6737%          0.2247%
                                               ------              -------          -------
         Officers:
              David Pruitt - President/CEO          -              0.0000%          0.0000%
              Ulen North - Exec. VP                70              0.0044%          0.0015%
              John Parker - VP/CFO                 10              0.0006%          0.0002%
              Sam Prough - VP/COO                   -              0.0000%          0.0000%
                                                -----              -------          -------
                  Total Officers                   80              0.0050%          0.0017%
                                                -----              -------          -------

              Total of Directors and Officers  10,688              0.6787%          0.2264%
                                               ======              =======          =======

(1) Assumes issuance only of shares allocated in Conversion Plan.

(2) Assumes issuance of all shares covered by this Prospectus.

     We believe no persons will beneficially own more than 5% of our outstanding shares of our common stock as of the effective date of implementation of the Conversion Plan.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of our common stock will be ___

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         As of September 30, 2000, our authorized capital stock consisted 50,000,000 shares of common stock, $.01 Par Value. After the Conversion Plan is fully implemented and the offering of shares of our common stock is completed, there will be up to 4,725,000 shares of our common stock issued and outstanding. All shares of common stock to be issued in conjunction with the Conversion Plan and the offering of shares will be fully paid and nonassessable.

         Under the terms of our Articles of Incorporation, holders of shares of our common stock are entitled to one vote for each share held on all matter submitted to a vote of shareholders. Holders of shares of our common stock do not have cumulative voting rights and, accordingly, a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of shares of our common stock are entitled to receive proportionately any such dividends declared by the our Board of Directors, subject to certain restrictions in our loan agreements. Holders of our shares of common stock do not have preemptive or other preferential rights.

         Upon the liquidation, dissolution or winding up of the Company, the holders of shares of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities.

         Our  Articles  of  Incorporation  provide  that  any  shareholder,   or
affiliate of a shareholder, as defined, holding in excess of 5% of our outstanding common stock will have the shareholder's voting rights for the shares in excess of 5% reduced to 1/100 per share.

Statutory Provisions Affecting Control of the Company

         The following discussion concerns the provisions of the Texas Business Combination Act that would affect control of the Company.

o Control Share Acquisition Act. Under Sections 48-103-301 through 48-103-312 of the Texas Business Corporation Act (the "Control Share Acquisition Act"), the "control shares" of stock acquired by an acquiring person in a "control Share acquisition" that exceed certain thresholds of voting power do not have voting rights unless the holders of the other voting shares vote to grant voting rights to the acquiring person's shares. The Control Share Acquisition Act also contains other provisions applicable to a control share acquisition. A corporation is not subject to the Control Share Acquisition Act unless it affirmatively elects in its charter or bylaws to be so subject. Neither our Articles of Incorporation nor our Bylaws of the Company elect to be subject to the Control Share Acquisition Act. Accordingly, we are not subject to the Control Share Acquisition Act, unless we subsequently elects to "opt in" as provided by the Texas Business Corporation Act.

o Fair Price Act. Under Sections 48-103-201 through 48-103-209 of the Texas Business Corporation Act (the "Fair Price Act"), a Texas "public corporation" (such as the Company) may not engage in a "business combination" with an "interested shareholder" unless certain conditions are met. An "interested shareholder" is one that (i) directly or indirectly beneficially owns 10 percent or more of the outstanding voting shares of the corporation or (ii) is an affiliate or associate of the corporation and at any date within the last four years was the beneficial owner, directly or indirectly, of 10 percent or more of the corporation's voting stock.

         The foregoing provisions of the Texas Business Corporation Act may have an anti-takeover impact and may make tender offers, proxy contests and certain other transactions more difficult to consummate.

                      COMMON STOCK ELIGIBLE FOR FUTURE SALE

         Substantially all of the estimated 1,575,000 shares of our common stock to be distributed to Eligible Interest Owners and the 3,150,000 shares offered to the current and former members will be eligible for immediate resale in the public market without restriction, and those that are not the Company's "affiliates" within the meaning of Rule 144 under the Securities Act of 1933, as amended, will be able to resell their shares immediately in the public market without registration or compliance with the time, volume, manner of sale and other limitations set forth in Rule 144.


                         DETERMINATION OF OFFERING PRICE

         Prior to the implementation of the Conversion Plan and the offering of shares of our common stock as described in this prospectus, there was no public market for the shares of our common stock. The initial public offering price for the shares is the same as the deemed value of the shares of our common stock issued in connection with implementation of the Conversion Plan.


                                  LEGAL MATTERS

     The validity of the shares of our common stock offered hereby will be passed upon for the Company by Ronald W. Lyon, Esq., Sherman, Texas.

                                     EXPERTS

         The financial statements included in the registration statement of which this prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


PRO FORMA DATA - CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES

     Pro Forma Consolidated Statement of Operations Data
         Year ended March 31, 2000                                           F-3

     Pro Forma Consolidated Balance Sheet Data
         September 30, 2000                                                  F-4

     Pro Forma Consolidated Statement of Operation Data
         Six Months ended September 30, 2000                                 F-5

     Notes to Pro Forma Consolidated Financial Data                          F-6


HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS -
     CAP ROCK ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES

     Report of Independent Public Accountant                                 F-7

     Consolidated Balance Sheets
         March 31, 1999 and 2000 and September 30, 2000 (Unaudited)          F-8

     Consolidated Statements of Operations and Equities and Margins
         Years ended March 31, 1998, 1999 and 2000 and
         Six Months ended September 30, 1999 and 2000 (Unaudited)            F-9

     Consolidated Statements of Cash Flows
         Years ended March 31, 1998, 1999 and 2000 and
         Six Months ended September 30, 1999 and 2000 (Unaudited)           F-10

     Notes to Consolidated Financial Statements                             F-11

                  CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES
                      Pro Forma Consolidated Financial Data
                                   (Unaudited)

The unaudited pro forma consolidated statement of operations data for the year ended March 31, 2000 and the six months ended September 30, 2000 have been prepared based on the Cooperative's historical consolidated statements of operations, as adjusted to reflect the August 31, 1999 acquisition of McCulloch Electric Cooperative, Inc. and the issuance of 1,575,000 shares of common stock in conjunction with the stock conversion as if such transactions had occurred on April 1, 1999.

The unaudited pro forma consolidated balance sheet data as of September 30, 2000 has been prepared based on the Cooperative's historical balance sheet, as adjusted to reflect the stock conversion of the Cooperative's equities and margins into 1,575,000 shares of common stock.

The pro forma consolidated statements of operations data may not be indicative of the future results of operations and what the actual results of operations would have been had the transactions described above been effective April 1, 1999.

No adjustments have been made to the pro forma financial data to reflect the proposed sale of 3,175,000 shares of common stock or the proposed Rescission Offer as the likelihood of such transactions are not reasonably assured or the financial effects are not presently determinable.

The pro forma selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included herein.

                  CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES
              Pro Forma Consolidated Statements of Operations Data
                            Year ended March 31, 2000
                                   (Unaudited)
                      (In thousands, except per share data)

                                                                                                            Pro
                                                                      Historical            Adjustments      Forma

OPERATING REVENUES:
    Electric sales                                                       $54,702           $2,249 (A)      $56,951
    Gas sales and royalty income                                             445              -                445
    Other                                                                  1,936               19 (A)        1,955
                                                                        --------        ---------         --------
        Total operating revenues                                          57,083            2,268           59,351
                                                                         -------          -------          -------

OPERATING EXPENSES:
    Purchased power                                                       32,979            1,430 (A)       34,409
    Operations                                                             3,642               91 (A)        3,733
    Maintenance                                                            2,441               78 (A)        2,519
    Administrative and general                                             4,925              243 (A)        5,168
    Depreciation and amortization                                          5,339              241 (A)        5,580
    Taxes                                                                  1,341               58 (A)        1,399
    Interest expense, net                                                  7,932              173 (A)        8,105
    Other                                                                  1,106                1 (A)        1,107
                                                                        --------        ---------         --------
        Total operating expenses                                          59,705            2,315           62,020
                                                                         -------           ------          -------

        OPERATING INCOME (LOSS)                                           (2,622)             (47)          (2,669)
                                                                        --------         --------          -------

NONOPERATING MARGINS:
    Interest and other income                                                227                2 (A)          229
    Write-off of investment in affiliate                                  (3,344)             -             (3,344)
                                                                        --------       ----------         --------
        Total nonoperating margins                                        (3,117)               2           (3,115)
                                                                        --------        ---------         --------

        NET INCOME (LOSS) (C)                                            $(5,739)        $    (45)         $(5,784)
                                                                         =======         ========          =======

WEIGHTED AVERAGE SHARES OUTSTANDING (B)                                                                      1,575
                                                                                                             =====

EARNINGS (LOSS) PER SHARE (B and D):
    BASIC AND DILUTED                                                                                      $(3.67)
                                                                                                           ======





















         The accompanying notes to pro forma selected financial data are an integral part of this financial data.

                  CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES
                    Pro Forma Consolidated Balance Sheet Data
                               September 30, 2000
                                   (Unaudited)
                                 (In thousands)

                  ASSETS                                                                                   Pro
                  ------
                                                                      Historical            Adjustments    Forma

UTILITY PLANT                                                           $170,576    $         -           $170,576

NONUTILITY PROPERTY AND INVESTMENTS                                       30,669              -             30,669

CURRENT ASSETS:
    Cash and cash equivalents                                                530              -                530
    Accounts receivable:
        Electric sales, net                                                6,819              -              6,819
        Other                                                                167              -                167
    Other current assets                                                   1,881              -              1,881
                                                                      ----------    -------------       ----------
        Total current assets                                               9,397              -              9,397

INVESTMENT IN PROPOSED ACQUISITION                                         1,535              -              1,535
RESTRICTED CASH INVESTMENT                                                 1,900              -              1,900
DEFERRED CHARGES                                                           7,994           (817)       (B)   7,177
                                                                        ----------     ----------         --------
                                                                        $222,071       $   (817)          $221,254
                                                                        ========       ==========         ========

               EQUITIES AND LIABILITIES
EQUITIES AND MARGINS                                                   $  11,028         $(11,028)(B)      $    -

STOCKHOLDERS' EQUITY:
    Common stock, $.01 par.  Authorized 50,000,000 shares;
        pro forma shares issued 1,575,000.                                   -                 16 (B)           16
    Additional paid-in capital                                               -             10,195 (B)       10,195
                                                                   -------------          -------        ---------
        Total stockholders' equity                                        11,028           10,211           10,211
                                                                   -------------          -------        ---------

LONG-TERM DEBT:
    Mortgage notes                                                       120,120              -            120,120
    Capital lease - transmission facilities                               23,947              -             23,947
    Other                                                                 13,995                            13,995
                                                                       ---------     ------------        ---------
        Total long-term debt                                             158,062              -            158,062

CURRENT LIABILITIES:
    Current portion of:
        Mortgage notes                                                     2,965              -              2,965
        Capital leases and other                                           5,654              -              5,654
    Lines of credit                                                       25,742              -             25,742
    Accounts payable:
        Purchased power                                                    3,980              -              3,980
        Other                                                                856              -                856
    Equity redemption credits                                              3,123              -              3,123
    Equity retirement payable                                                411              -                411
    Purchased power cost subject to refund                                 3,805              -              3,805
    Accrued and other current liabilities                                  2,842              -              2,842
                                                                      ----------     ------------       ----------
        Total current liabilities                                         49,378              -             49,378

DEFERRED CREDITS                                                           3,603              -              3,603
                                                                      ----------     ------------       ----------
                                                                        $222,071        $    (817)        $221,254
                                                                        ========        =========         ========


               The accompanying notes to pro forma selected financial data are an integral part of this financial data.
                                       F-4

                  CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES
                 Pro Forma Consolidated Statements of Operations
                       Six Months ended September 30, 2000
                                   (Unaudited)
                                 (In thousands)

                                                                                                           Pro
                                                                      Historical            Adjustments    Forma

OPERATING REVENUES:
    Electric sales                                                       $35,688         $    -            $35,688
    Gas sales and royalty income                                             212              -                212
    Other                                                                    635              -                635
                                                                        --------         --------        ---------
        Total operating revenues                                          36,535              -             36,535
                                                                          ------         --------          -------

OPERATING EXPENSES:
    Purchased power                                                       22,179              -             22,179
    Operations                                                             2,350              -              2,350
    Maintenance                                                            1,511              -              1,511
    Administrative and general                                             1,505              -              1,505
    Depreciation and amortization                                          2,875              -              2,875
    Taxes                                                                    716              -                716
    Interest expense, net                                                  5,104              -              5,104
    Other                                                                    294              -                294
                                                                        --------         --------         --------
        Total operating expenses                                          36,534              -             36,534
                                                                          ------         --------           ------

        OPERATING INCOME                                                       1              -                  1

INTEREST AND OTHER INCOME                                                    120              -                120
                                                                          ------          -------         --------

        INCOME BEFORE EXTRAORDINARY ITEM                                     121              -                121

EXTRAORDINARY ITEM -
    Gain on extinguishment of debt                                           969              -                969
                                                                         -------          -------         --------

        NET INCOME (C)                                                    $1,090          $   -             $1,090
                                                                          ======          =======           ======

WEIGHTED AVERAGE SHARES OUTSTANDING (B)                                                                      1,575
                                                                                                             =====

EARNINGS (LOSS) PER SHARE (B and D):
    BASIC AND DILUTED:
        Income before extraordinary item                                                                      $.07
        Extraordinary item                                                                                     .62
                                                                                                              ----

          Net income                                                                                          $.69
                                                                                                              ====















               The accompanying notes to pro forma selected financial data are an integral part of this financial data.
                                       F-5

                  CAP ROCK ENERGY CORPORATION AND SUBSIDIARIES
                 Notes to Pro Forma Consolidated Financial Data
                                   (Unaudited)

The  following  are  pro  forma   adjustments  to  the  accompanying  pro  forma
consolidated financial data:

     (A) To record the August 31, 1999 acquisition of McCulloch Electric Cooperative, Inc. as of April 1, 1999.

     (B) To record the stock conversion of equities and margins into 1,575,000 shares of common stock.

     (C) No pro forma income tax expense adjustments have been provided due to the lack of a favorable earnings history and utilization of net operating loss carryforwards.

     (D) Pursuant  to  Statement  of  Financial   Accounting  Standards  No.128,
         "Earnings per Share", basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding during the period, which includes the additional dilution related to the exercise of stock options as computed under the treasury stock method. Because there were no common stock equivalents at March 31 and September 30, 2000, the diluted earnings (loss) per share was equal to basic earnings
         (loss) per share.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Cap Rock Electric Cooperative, Inc.:

We have audited the accompanying consolidated balance sheets of Cap Rock Electric Cooperative, Inc. and subsidiaries (the "Cooperative") as of March 31, 1999 and 2000, and the related consolidated statements of operations and equities and margins, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Cooperative as of March 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.






Dallas, Texas,
    May 26, 2000 (except with respect to the matters discussed in Note 4, as to which the date is December 15, 2000)

              CAP ROCK ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)


                        ASSETS                                         March 31,        March 31,       September 30,
                        ------
                                                                         1999             2000             2000
                                                                       ---------       ----------        ---------
                                                                                                        (Unaudited)

UTILITY PLANT (Note 6)                                                  $155,567         $169,537         $170,576

NONUTILITY PROPERTY AND INVESTMENTS (Note 7)                              16,107           15,790           30,669

CURRENT ASSETS:
    Cash and cash equivalents                                              1,390            1,531              530
    Accounts receivable:
        Electric sales, net                                                3,808            3,495            6,819
        Other                                                                169              523              167
    Other current assets                                                     392              453            1,881
                                                                      ----------       ----------       ----------
        Total current assets                                               5,759            6,002            9,397

INVESTMENT IN PROPOSED ACQUISITION (Note 4)                                  -                601            1,535
RESTRICTED CASH INVESTMENT (Note 20)                                         -              1,900            1,900
DEFERRED CHARGES (Note 8)                                                  4,550            7,051            7,994
                                                                      ----------       ----------       ----------

                                                                        $181,983         $200,881         $222,071
                                                                        ========         ========         ========
               EQUITIES AND LIABILITIES

EQUITIES AND MARGINS                                                   $  19,245        $  12,659        $  11,028

LONG-TERM DEBT:
    Mortgage notes (Note 9)                                               93,398          113,970          120,120
    Capital lease - transmission facilities (Note 10)                     32,102           26,256           23,947
    Other                                                                    125              107           13,995
                                                                      ----------       ----------       ----------
        Total long-term debt                                             125,625          140,333          158,062

COMMITMENTS AND CONTINGENCIES (Note 20)

CURRENT LIABILITIES:
    Current portion of:
        Mortgage notes                                                     1,965            3,059            2,965
        Capital leases and other                                           4,955            4,548            5,654
    Lines of credit (Note 11)                                             21,774           26,179           25,742
    Accounts payable:
        Purchased power                                                    2,332            2,815            3,980
        Other                                                                942              338              856
    Equity redemption credits (Note 2)                                        -             2,685            3,123
    Equity retirement payable (Note 2)                                        -                -               411
    Purchased power cost subject to refund                                   357            2,546            3,805
    Accrued and other current liabilities (Note 12)                        1,778            2,122            2,842
                                                                      ----------       ----------       ----------
        Total current liabilities                                         34,103           44,292           49,378

DEFERRED CREDITS (Note 14)                                                 3,010            3,597            3,603
                                                                      ----------       ----------       ----------

                                                                        $181,983         $200,881         $222,071
                                                                        ========         ========         ========






                        The accompanying notes are an integral part of these consolidated financial statements.

              CAP ROCK ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
         Consolidated Statements of Operations and Equities and Margins
                                 (In thousands)

                                                                                                     Six months ended
                                                                     Years ended March 31,             September 30,
                                                                   -------------------------          ---------------
                                                                  1998       1999       2000         1999       2000
                                                                 ------      ----       ----         ----       ----
OPERATING REVENUES:                                                                                     (Unaudited)
    Electric sales                                              $51,927    $51,120    $54,702      $27,805    $35,688
    Gas sales and royalty income                                  5,362      1,961        445           66        212
    Other                                                         2,397      2,435      1,936        1,208        635
                                                               --------   --------   --------     --------  ---------
        Total operating revenues                                 59,686     55,516     57,083       29,079     36,535
                                                                -------    -------    -------      -------    -------

OPERATING EXPENSES:
    Purchased power                                              34,368     31,743     32,979       16,703     22,179
    Operations                                                    2,978      3,081      3,642        1,600      2,350
    Maintenance                                                   1,960      2,331      2,441        1,191      1,511
    Gas purchases                                                 4,980      1,737          -         -            -
    Administrative and general                                    3,650      3,937      4,925        1,574      1,505
    Depreciation and amortization                                 4,394      4,412      5,339        2,497      2,875
    Taxes                                                         1,625      1,348      1,341          638        716
    Interest expense, net                                         6,576      6,895      7,932        3,643      5,104
    Other                                                         1,112        604      1,106          471        294
                                                               --------  ---------    --------    --------  ---------
        Total operating expenses                                 61,643     56,088     59,705       28,317     36,534
                                                                -------    -------    -------       ------    -------

        OPERATING INCOME (LOSS)                                  (1,957)      (572)    (2,622)         762          1
                                                               --------  ---------   --------     -------- ----------

NONOPERATING MARGINS:
    Interest and other income                                       144        959        227           69        120
    Equity loss and write-off of investment in affiliate         (2,378)         -     (3,344)      (3,344)       -
                                                               -------- ------------ --------     --------   --------
Total nonoperating margins                                       (2,234)       959     (3,117)      (3,275)       120
                                                               --------- ---------   --------     --------     ------

        INCOME (LOSS) BEFORE
         EXTRAORDINARY ITEM                                      (4,191)      387      (5,739)      (2,513)       121

EXTRAORDINARY ITEM -
    Gain on extinguishment of debt                                  -          -          -            -          969
                                                              --------- ----------  ---------    ---------    -------

        NET INCOME (LOSS)                                        (4,191)      387      (5,739)      (2,513)     1,090

EQUITIES AND MARGINS:
    Beginning balance                                            23,836     18,899     19,245       19,245     12,659
    Acquisition equity (Note 3)                                      -          -       5,753        5,753         -
    Equity redemption credits (Note 2)                               -          -      (5,611)      (5,579)    (2,329)
    Retirement of patronage capital                                (746)       (41)      (989)      (1,004)      (392)
                                                              --------- ----------  ---------     -------- ------------

        Ending balance                                          $18,899    $19,245    $12,659      $15,902    $11,028
                                                                =======    =======    =======      =======    =======













              The accompanying notes are an integral part of these
                       consolidated financial statements.

              CAP ROCK ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                                                     Six months ended
                                                                     Years ended March 31,             September 30,
                                                                   -------------------------          ---------------
                                                                  1998       1999       2000         1999       2000
                                                                 ------      ----       ----         ----       ----
                                                                                                        (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                          $ (4,191)  $    387    $(5,739)    $(2,513)     $1,090
    Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
        Depreciation and amortization                             7,956      9,273      9,910        6,072      5,009
        Gain on sale of nonutility investment                        -        (819)        -            -         -
        Equity loss and write-off of investment in affiliate      2,378        -        3,344        3,344        -
        Gain on extinguishment of debt                               -         -           -            -        (969)
        Change in:
           Deferred charges/credits                                (327)    (1,150)    (1,455)      (1,504)         6
           Accounts receivable                                      190      1,571        422         (610)    (2,968)
           Purchased power cost subject to refund                 1,572        922      2,189          976      1,259
           Other current assets                                      42         44         37         (168)      (428)
           Accounts payable and accrued expenses                 (1,288)    (1,664)      (722)         498      2,403
        Other                                                        -         110       (786)        (374)      (118)
                                                             ----------  ---------    --------     --------  --------
           Net cash provided by operating activities              6,332      8,674      7,200        5,721      5,284
                                                                -------   --------    -------       ------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to utility plant, net                              (9,950)   (10,540)    (8,954)      (5,440)    (5,986)
    Additions to nonutility investments                          (1,845)    (1,104)    (1,973)        (620)      (756)
    Investment in proposed acquisition                               -          -        (601)          -        (934)
    Issuance of notes receivable, net                                -          -          -            -     (14,917)
    Restricted cash investment                                       -          -      (1,900)          -          -
    Other                                                            -          -        (696)          -      (1,093)
    Proceeds from sale of nonutility investment                      -        1,640        -            -          -
                                                            -----------   -------------------   ----------------------
Net cash used in investing activities                           (11,795)   (10,004)   (14,124)      (6,060)   (23,686)
                                                                -------    -------    -------      -------     ------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings under lines of credit                            947      1,577      2,005        2,372       (437)
    Proceeds from mortgage notes                                 15,000      6,217     17,744        5,432     13,887
    Proceeds from note payable                                       -          -          -            -      15,000
    Payments on mortgage notes                                   (1,579)    (1,703)    (2,467)      (1,095)    (6,862)
    Payments on other long-term debt                             (4,450)       (96)       (38)         (26)      (108)
    Payments on capital lease obligations                        (4,250)    (4,572)    (6,264)      (4,131)    (2,207)
    Amortization of equity redemption credits                        -          -      (2,926)      (1,222)    (1,891)
    Equity retirement payable                                        -          -         -            -          411
    Retirement of patronage capital                                (746)       (41)      (989)      (1,004)      (392)
                                                               --------  ---------   --------       ------   ---------
        Net cash provided by financing activities                  4,922     1,382      7,065          326     17,401
                                                               ---------   -------    -------      -------     ------

INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                           (541)        52        141          (13)    (1,001)

CASH AND CASH EQUIVALENTS:
    Beginning of year                                             1,879      1,338      1,390        1,390      1,531
                                                                -------    -------    -------       ------     ------

    End of year                                                  $1,338     $1,390     $1,531       $1,377    $   530
                                                                 ======     ======     ======       ======    =======

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid during the year for interest                       $6,492     $7,057     $7,842       $3,475     $5,416
                                                                 ======     ======     ======       ======     ======



              The accompanying notes are an integral part of these
                       consolidated financial statements.

              CAP ROCK ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                          March 31, 1998, 1999 and 2000
          (Information as of September 30, 1999 and 2000 is unaudited)

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Cap Rock Electric Cooperative, Inc. (the "Cooperative") is a transmission and distribution cooperative organized in September 1939 to provide electric power to its members. The Cooperative's subsidiaries are engaged in providing various electric services, oil and gas activities and miscellaneous investments.


System of Accounts

The Cooperative's accounting records are maintained in accordance with the Uniform System of Accounts as prescribed by the Federal Energy Regulatory Commission ("FERC") for Class A and B electric utilities.

The Cooperative's accounting policies conform to generally accepted accounting principles as applied in the case of regulated public utilities in the United States and are in accordance with the accounting requirements and ratemaking practices of FERC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Cooperative, Cap Rock Energy Corporation ("Energy"), CapStar Communications, Inc. ("CapStar"), New West Resources, Inc. ("New West"), and New Corp Resources Electric Cooperative, Inc. ("New Corp"), all wholly owned subsidiaries.

Effective September 1, 1999, McCulloch Electric Cooperative, Inc. ("McCulloch") merged into and became an operating division of the Cooperative (See Note 3). McCulloch's operations subsequent to the merger are included the consolidated financial statements.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Cooperative's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual results could differ from those estimates.

Utility Plant

Utility plant is stated at the original cost of construction, including the cost of contracted services, direct labor, materials, and similar overhead items. Maintenance and repairs and the replacement and renewal of items determined to be less than units of property are charged to operations as incurred.

For replacements or removals, the original cost plus removal cost less salvage value is charged to accumulated depreciation. The cost of replacements and renewals is added to utility plant.

Contributions in aid of construction are credited to the applicable utility plant accounts.

The Cooperative has capitalized, as a part of utility plant, the cost of borrowed funds used for financing construction. Capitalized interest for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000 was $343,000, $130,000, $89,000, $22,000 and $88,000,
respectively. The rate used for interest charged to construction is a variable rate equal to the rate on the short-term line of credit with National Rural Utilities Cooperative Finance Corporation ("CFC").

Depreciation

Depreciation is computed on a straight-line basis at annual composite rates as follows:

      Transmission  plant                                3.0 - 10.0%
      Distribution  plant                                       3.1%
      General plant:
      Structure and improvements                                2.5%
      Transportation                                     12.0 - 17.0%
      Computer equipment                                 14.3 - 20.0%
          Other                                            4.8 - 6.0%
      Nonutility plant                                    6.7 - 14.3%

Materials and Supplies

The Cooperative maintains substantially all of its materials and supplies pursuant to an inventory outsourcing arrangement. As of March 31, 1999 and 2000 and September 30, 2000, the Cooperative maintained only a minimal amount of materials and supplies that are utilized for routine maintenance.

Nonutility Property and Investments

Investments in patronage capital credits of associated organizations are accounted for under the cost method. Patronage capital from associated organizations is recorded when allocated at the stated amount of the certificate. For the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000, patronage capital from associated organizations was $590,000, $713,000 $692,000, $689,000 and $814,000,
respectively, and is included in other operating revenues.

Prior to September 30, 1997, New West owned a 32.45% common stock investment in an affiliate. Effective September 30, 1997, the affiliate merged with another entity and New West's ownership was diluted to 18.6%. Prior to September 30, 1997, the Cooperative utilized the equity method of accounting to record its proportionate share of the affiliate's results of operations and recorded a loss of $2,378,000 for the year ended March 31, 1998. Subsequent to September 30, 1997, the Cooperative utilized the cost method to account for its investment in affiliate. Effective August 19, 1999, the affiliate merged again with another entity and the affiliate common stock was effectively canceled. As a result of the common stock cancellation, the Cooperative wrote-off the $3,344,000 investment in affiliate for the year ended March 31, 2000.

Cash and Cash Equivalents

The Cooperative considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Cooperative provides allowances for doubtful accounts receivable that are estimated to be uncollectible. As of March 31, 1999 and 2000 and September 30, 2000, the allowance for doubtful accounts was $200,000, $202,000 and $125,000, respectively. Bad debt expense for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000 was $115,000, $243,000, $247,000, $52,000 and $72,000, respectively.

Deferred Charges

Deferred charges are primarily assets that are expected to benefit future periods and certain costs that, for ratemaking purposes, are recorded as deferred charges and amortized over periods allowed by regulatory authorities. For the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000, amortization expense related to these assets was approximately $359,000, $300,000 $300,000, $150,000 and $150,000, respectively.

Equities and Margins

The Cooperative's nonoperating margins are not allocated. Operating gains increase patronage capital and losses are charged to available unallocated nonoperating margins.

For the years ended March 31, 1999 and 2000 and the six months ended September 30, 2000, in accordance with the Cooperative's Conversion Plan, the Cooperative repurchased certain members' patronage capital credit balances aggregating approximately $70,000 $1,590,000, $619,000, respectively, at a discounted cash price of $41,000, $989,000 and $411,000, respectively. The difference was credited to the Cooperative's equity accounts. As of September 30, 2000, the Cooperative's equity retirement payable balance was $411,000.

For the year ended March 31, 2000 and the six months ended September 30, 2000, in accordance with the Cooperative's Conversion Plan, the Cooperative repurchased  certain  members'  patronage  capital credit  balances  aggregating
$5,611,000 and $2,329,000, respectively, by issuing electric credits of $5,611,000 and $2,329,000, respectively, to be ratably applied to the members' electric bills over a 24-month period. As of March 31, 2000 and September 30, 2000, the balance of the equity redemption credits was $2,685,000 and $3,123,000, respectively, and will be substantially amortized over next twelve months.

Accounting for the Effects of Regulations

The rates charged by the Cooperative are regulated by its Board of Directors. The Cooperative prepares its financial statements in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulations". SFAS No. 71 requires a cost based, rate-regulated enterprise to reflect the impact of regulatory decisions in its financial statements. In certain circumstances, SFAS No. 71 requires that certain costs and/or obligations be reflected in a deferral account on the balance sheet and not reflected in the statement of income or loss until matching revenues are recognized. It is the Cooperative's policy to assess the recoverability of costs recognized as regulatory assets and the Cooperative's ability to continue to account for its activities in accordance with SFAS No. 71, based on each regulatory action and the criteria set forth in SFAS No. 71.

Electric Revenues

The Cooperative records electric revenues based on billing cycles which may not correspond with month-end. As of March 31, 1998, 1999 and 2000 and September 30, 1999 and 2000, the estimated unbilled electric revenues were approximately $1,486,000, $1,295,000 $1,329,000, $1,368,000 and $1,985,000, respectively.

Purchased Power Costs Subject to Refund

The Cooperative's tariffs for electric service include power cost recovery clauses under which electric rates charged to customers are adjusted to reflect actual power costs incurred. As of March 31, 1999 and 2000 and September 30, 2000, the Cooperative had purchased power cost subject to refund of $357,000, $2,546,000 and $3,805,000, respectively.

Income Taxes

The Cooperative and New Corp are tax-exempt organizations under Internal Revenue Code Section 501(c)(12).

Energy, CapStar, and New West are taxable organizations for Internal Revenue purposes and file separate federal income tax returns. For the three years ended March 31, 2000, Energy, CapStar and New West have incurred no tax liability.

At March 31, 2000, New West had an estimated $17,400,000 net operating loss carryforward and a $4,000,000 capital loss carryover that can be used in future years to reduce taxable income. However, as a result of unfavorable earnings history, the benefit of these net operating losses has not been recognized.

2.  CORPORATE RESTRUCTURING

On October 20, 1998, the Cooperative's members adopted a Conversion Plan to reorganize the Cooperative from a member-owned electric cooperative to a shareholder-owned electric utility. The Conversion Plan granted broad powers to the Cooperative's Board of Directors, without further action of the membership, to engage in all transactions necessary to implement the Conversion Plan. Such powers include, among other things, the ability to form and capitalize new entities, transfer and/or sell assets, and purchase interests of the members and holders of Cooperative's equity accounts.

In connection with the Conversion Plan, effective January 1, 1999, Energy was formed as a subsidiary of the Cooperative and substantially all of the Cooperative's operational activities were transferred to Energy. Under the Conversion Plan, the Cooperative was to continue in existence and was to continue to provide electricity to its members until such time as the Board of Directors, at its option and without further approval or action of its members, elected to take one of the following actions:

o Dissolve and liquidate the Cooperative and distribute the Energy common stock to the Cooperative's members and holders of equity accounts, pursuant to a formula, and become a shareholder-owned electric utility;

o Unwind the transaction by reacquiring the Cooperative's assets from Energy and return the Energy common stock and remain a member-owned electric cooperative; or

o Retain the share of Energy common stock and operate in a parent-subsidiary relationship indefinitely.

Energy is in the process of registering shares of its common stock with the U.S. Securities and Exchange Commission so that they may be distributed to the Cooperative's members and holders of equity accounts.

Energy's Articles of Incorporation provide that any shareholder or affiliate of a shareholder holding in excess of 5% of Energy's outstanding common stock will have its voting rights for the shares in excess of 5% reduced to 1/100 per share.

In conjunction with the Conversion Plan, during the year ended March 31, 2000 and the six months ended September 30, 2000, the Cooperative retired equity accounts aggregating $7,196,000 and $2,948,000, respectively, at a discounted cash price of $1,070,000 and $411,000, respectively, and by issuing equity redemption electric credits of $5,611,000 and $2,329,000, respectively, to be ratably applied to members' electric bills applied over a 24-month period. As of September 30, 2000, the Cooperative's equity retirement payable account balance was $411,000 and, as of March 31, 2000 and September 30, 2000, the unamortized balance of equity redemption credits was $2,685,000 and $3,123,000, respectively.

3.  ACQUISITION

On August 16, 1999, the members of McCulloch, located in Brady, Texas, approved a resolution to merge with and become an operating division of the Cooperative effective September 1, 1999. The merger was accounted for utilizing the purchase method of accounting. As of March 31 and September 30, 2000, the McCulloch acquisition cost was $367,000 and $373,000, respectively.

The following is unaudited financial information for McCulloch as of August 31, 1999 and the results of its operations for the seven months ended March 31, 2000 (in thousands):

                                    Net utility plant                    $14,606
                                    Total assets                          15,498
                                    Equity and margins                     5,753
                                    Operating revenue                      3,150
                                    Operating income                          38
                                    Net income                               127
4.  PROPOSED CITIZENS ACQUISITIONS

On February 11, 2000, the Cooperative, the Company and Citizens Communications Company, formerly Citizens Utilities Company ("Citizens"), a publicly-owned utility corporation, entered into Purchase and Sale Agreements (the "Agreements") for Citizens' electric utility businesses in Arizona and Vermont for $210 million and $38 million, respectively. The Agreements provide for adjustments to the purchase prices for certain activities occurring after September 30, 1999, and these adjustments are anticipated to add approximately $35 million and $4 million to the purchase price for the Arizona and Vermont businesses, respectively, through December 31, 2000.

The Company has delivered to Citizens irrevocable letters of credit as earnest money deposits under the Arizona and Vermont Agreements in the amount of $9,550,000 and $1,900,000, respectively. These letters of credit are not reflected on the accompanying consolidated balance sheets as of March 31 and September 30, 2000 as no amounts have yet been drawn down under the terms of the letters of credit.

As of March 31 and September 30, 2000, the Cooperative has incurred Citizens acquisition costs of $601,000 and $1,535,000, respectively, primarily related to legal and administrative costs. These costs have been recorded on the balance sheet as investment in proposed acquisition. Management estimates that the total legal and administrative costs for the Citizens acquisitions will be approximately $3 million.

In the event the Agreements are terminated due to the Company's inability to fulfill its commitments under the Agreements, Citizens has the right to present the letters of credit for full payment. In such an event, the related Citizens acquisition costs and the unrefunded earnest money deposits would be immediately charged against future operations.

The Company has obtained a commitment from the National Cooperative Services Corporation ("NCSC") to provide debt financing in the amount of $191 million (plus an addition $37 million for subsequent plant additions) for the acquisition of the Arizona business. Management is currently engaged in discussions with Citizens regarding financing for the remainder of the purchase price. These discussions are currently ongoing and there can be no assurance that the Company will be successful in obtaining the required financing on terms suitable to the Company.

To date, no financing commitment has been obtained for the acquisition of the Vermont business. The Vermont Agreement provides that Citizens may terminate the Agreement if the Company does not obtain a financing commitment by May 15, 2000. Citizens, pursuant to the specific terms of the Vermont Agreement, extended this deadline to August 14, 2000, but it has not formally extended the deadline beyond that date. It has, however, indicated verbally to the Company that it will not exercise its right to terminate the Vermont Agreement so long as it believes that the Company is working in good faith to close the Arizona Agreement.

The Company has encountered difficulties in obtaining additional financing commitments for the acquisition of the Arizona business. One reason for this has been the rise in the level of interest rates since the Arizona Agreement was signed. Another has been the change in the conditions of the wholesale power market for the southwestern United States that began in the summer of 2000. Citizens has experienced an unexpected and unprecedented increase in the price of the wholesale power it purchases in Arizona. This increase was in excess of $50 million in 2000 and Citizens has not been allowed to recover these increased costs to date. Citizens has requested approval from the Arizona regulatory authorities of a plan to recover these cost increases over a period of three years. There is no assurance, however, that the Arizona regulatory authorities will approve Citizens' proposal or that, if approved, the proposal will in fact eliminate the problem for the future if the current conditions in the wholesale power market continue.

Citizens' plan to recover the excess power costs from 2000 over future periods may effectively preclude the Company's ability to raise rates to Arizona customers in the early years after the acquisition of the Arizona business is consummated. Due to the uncertainties involving current and future wholesale power costs and the achievability of future rate increases, no potential financing source contacted by the Company to date has been willing to provide a commitment letter without assurances that these issues have been favorably resolved.

Under the terms of the Arizona Agreement, closing on the acquisition of the Arizona business is coupled with closing on the acquisition of the Vermont business. As a result, due to the uncertainties in Arizona, no potential financing source has been willing to provide a commitment for Vermont until the problems in Arizona are resolved.

The Company believes that it has sufficient defenses under the Arizona Agreement (including the fact that the under recovered power cost problem is a "material adverse circumstance" under the Agreement) to prevent Citizens from taking its deposit in the event that the Arizona Agreement is terminated. However, the Company would nevertheless like to find a way to complete the acquisition and is currently working diligently to find an acceptable solution to the impediments to closing. Citizens has also indicated to the Company that it wants the Company to focus on closing the acquisition of the Arizona business and that it will work with the Company to find an acceptable way to close the acquisition of the Vermont business once the problems have been resolved with respect to the Arizona business.

Both the closings of the Arizona and Vermont businesses are subject to regulatory approval. No filing to date has been made with the Vermont regulatory authorities because no financing commitment is in place. The Company and Citizens initiated the regulatory approval process in Arizona but the proceeding has been delayed pending completion of a comprehensive financing for the Arizona business. The closings under the Agreements will not occur until all state and federal regulatory approvals have been obtained, which could take as much as 12 months from the time the filing with the regulatory authorities are made. When approved, the transactions will be accounted for utilizing the purchase method of accounting.

Since the Citizens' acquisitions have not been consummated, none of Citizens' operations are included in the accompanying consolidated financial statements.

The following is unaudited financial information for the Citizens' acquisitions as of and for the year ended December 31, 1999 (in thousands):
                                                  Arizona          Vermont

                  Net utility plant               $173,005          $39,889
                  Operating revenue                 98,841           26,574
                  Operating income (loss)           10,837             (808)
                  Net income                         7,056              125

5.  OTHER PROPOSED ACQUISITIONS

Lamar County Electric Cooperative, Inc.

On December 14, 1999, the members of Lamar County Electric Cooperative, Inc. ("Lamar"), located in Paris, Texas, approved a resolution to merge with and become an operating division of the Cooperative. The Lamar merger is presently suspended pending the resolution of certain legal challenges. The merger will be accounted for utilizing the purchase method of accounting. As of March 31 and September 30, 2000, the Lamar deferred acquisition costs were $30,000 and $278,000, respectively. As the Lamar merger has not been finalized, none of Lamar's operations are included in the accompanying consolidated financial statements.

The following is unaudited financial information for Lamar as of and for the year ended December 31, 1999 (in thousands):


 Net utility plant                    $29,980
 Total assets                          33,398
 Equity and margins                    11,518
 Operating revenue                      9,751
 Operating income (loss)                 (225)
 Net income (loss)                       (581)

Multimedia Development Corporation

On February 7, 2000, New West executed an agreement to acquire all of the stock of Multimedia Development Corporation ("MDC"), a wireless telecommunication entity with operations in New Mexico, for $12,500,000, subject to certain working capital adjustments. The acquisition will be financed through additional long-term borrowings that the Cooperative is presently attempting to secure. As of March 31 and September 30, 2000, the MDC acquisition cost was $725,000 and $993,000, respectively, associated with the MDC acquisitions. As the closing date for the MDC acquisition has not been finalized, none of MDC operations are included in the accompanying consolidated financial statements.

The following is unaudited financial information for MDC as of and for the year ended December 31, 1999 (in thousands):

 Net plant assets                      $6,023
 Total assets                           6,764
 Stockholders' deficit                 (6,218)
 Operating revenue                      3,510
 Operating income (loss)               (2,234)
  Net income (loss)                    (1,393)

6.  UTILITY PLANT

Utility plant as of March 31, 1999 and 2000 and September 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,             September 30,
                                                                           1999           2000           2000
                                                                         ---------      ---------      ---------
                                                                                                       (Unaudited)

         Transmission facilities                                         $  59,143      $  59,824      $  59,824
         Distribution facilities                                           138,390        163,048        168,574
         General facilities                                                 11,038         12,370         12,407
                                                                         ---------      ---------     ----------
                                                                           208,571        235,242        240,805
         Less accumulated depreciation                                      54,859         68,539         73,113
                                                                         ---------      ---------     ----------
             Total utility plant in service, net                           153,712        166,703        167,692
         Construction work in progress                                       1,855          2,834          2,884
                                                                        ----------     ----------     ----------

                                                                          $155,567       $169,537       $170,576
                                                                          ========       ========       ========

All utility plant assets are pledged to secure debt and capital lease obligations.

7.   NONUTILITY PROPERTY AND INVESTMENTS

Nonutility property and investments as of March 31, 2000 and 1999 and September 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,             September 30,
                                                                            1999           2000           2000
                                                                           -------        -------        -------
                                                                                                       (Unaudited)

    Nonutility property:
             Real estate                                                   $ 2,039        $ 2,255        $ 2,242
             Oil and gas interests                                           2,365          3,405          3,605
             Telecommunications interest                                        -             725            993
             Furniture, fixtures, and other                                     10             10             10
                                                                         ---------       --------       --------
                                                                             4,414          6,395          6,850
             Less accumulated depreciation and depletion                       757            823            854
                                                                          --------       --------       --------
                Total nonutility property                                    3,657          5,572          5,996
                                                                           -------        -------        -------
         Investments in associated organizations:
             CFC capital term certificates                                   5,981          6,274          6,375
             CFC patronage capital                                           2,147          2,201          2,293
             Texas Electric Cooperatives, Inc.
                patronage capital and bonds                                    602            846            828
             Other                                                              50            133            128
                                                                          --------       --------       --------
                Total investments in associated organizations                8,780          9,454          9,624
                                                                          --------       --------       --------

         Investment in affiliate                                             3,344            -              -
         Investment in United Fuel and Energy Corporation                      -              -              300
         Notes receivable - United Fuels and Energy Corporation                 -             -           13,917
         Other investments                                                     326            764            832
                                                                           -------        -------        -------

                                                                           $16,107        $15,790        $30,669
                                                                           =======        =======        =======

8.  DEFERRED CHARGES

Deferred charges as of March 31, 1999 and 2000 and September 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,             September 30,
                                                                             1999           2000          2000
                                                                            ------         ------        -------
                                                                                                       (Unaudited)

         Capital lease sinking fund                                         $2,386          4,025         $4,703
         Capital lease acquisition cost, net of amortization                 1,860          1,560          1,375
         Deferred acquisition costs                                            -              398            651
         Stock conversion costs                                                220            559            817
         Other                                                                  84            509            448
                                                                          --------        -------        -------

                                                                            $4,550         $7,051         $7,994
                                                                            ======         ======         ======


9.   MORTGAGE NOTES

Long-term debt as of March 31, 1999 and 2000 and September 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,             September 30,
                                                                            1999          2000           2000
                                                                          --------      ---------      ---------

        CFC notes:                                                                                   (Unaudited)
             Variable rate                                                 $53,764       $ 69,783       $ 82,533
             Fixed rate notes                                               41,599         40,975         40,552
                                                                          --------       --------      ---------
                                                                            95,363        110,758        123,085
         Other variable rate notes                                             -            6,271            -
                                                                      ------------      ---------  -------------
                                                                            95,363        117,029        123,085
         Less current maturities                                             1,965          3,059          2,965
                                                                          --------      ---------      ---------

                                                                           $93,398       $113,970       $120,120
                                                                           =======       ========       ========

The CFC notes have been issued in conjunction with a Second Restated Mortgage and Security Agreement, dated October 24, 1995 ("Loan Agreement"). The Loan Agreement contains certain provisions prohibiting the incurrence or guaranty of other secured indebtedness. Under the Loan Agreement, the Cooperative may elect to pay interest on a fixed or variable interest rate basis, as defined. As of March 31 and September 30, 2000, the Cooperative was in compliance with the Loan Agreement.

On June 23, 2000, the Cooperative increased its long-term borrowing capacity under the Loan Agreement by $21 millions, of which $6 million was used to refinance certain McCulloch long-term debt, as discussed below.

As of March 31, 1999 and 2000 and September 30, 2000, the interest rate on the CFC variable rate notes was 5.75%, 7.35% and 8.10%, respectively, and the weighted average interest rate on the CFC fixed rate notes was 5.99%.

Substantially all of the CFC fixed rate notes are subject to interest rate repricing at the end of various periods not to exceed four years.

In the event the Cooperative is converted from a member-owned tax exempt cooperative to a taxable utility corporation, the CFC notes may be subject to refinancing. Such refinancing may be on less favorable terms and conditions than the existing CFC Loan Agreement.

Other variable rate notes pertain to McCulloch and bear interest ranging from 2%-7.55%. As of March 31, 2000, the weighted average interest rate on the McCulloch long-term debt was 4.24%. On May 16, 2000, substantially all of McCulloch's long-term debt was refinanced resulting in a gain from early extinguishment of debt of approximately $950,000 which will be reported as an extraordinary item in fiscal 2001. The loans were paid-off from proceeds received from a 6-month, $6 million revolving line of credit agreement with CFC, dated May 16, 2000, with interest payable at CFC prime rate plus 1%.

Annual maturities of long-term debt as of March 31, 2000 are as follows (in thousands):

                           2001                                       $    3,059
                           2002                                            3,030
                           2003                                            3,144
                           2004                                            3,264
                           2005                                            3,394
                           Thereafter                                    101,138
                                                                        --------

                                                                        $117,029

Substantially all of the Cooperative's long-term notes have maturity dates between 2020 and 2033.
As discussed in Notes 4 and 5, the Cooperative is attempting to secure additional long-term financing in conjunction with the proposed $248 million acquisition of certain electric utility assets of Citizens and the proposed $12.5 million acquisition of MDC.

10.  CAPITAL LEASE OBLIGATIONS

In connection with the financing, construction, and utilization of its transmission line, the Cooperative has entered into agreements with Southwestern Public Service Company ("SPS"), Metropolitan Life Insurance Company ("Met Life"), and John Hancock Leasing Corporation ("John Hancock"). The John Hancock lease was paid in full during the year ended March 31, 2000.

The substance of the remaining agreements includes financing arrangements with Met Life and a power transmission arrangement with SPS. These agreements qualify as capital leases, and as a result, the transmission line and substation assets and associated capital lease obligations are reflected in the Cooperative's consolidated financial statements.

The costs related to the transmission line and substation assets are being recovered from members through power cost billings over a ten-year period. Consistent with this ratemaking treatment, the transmission line and substation assets are being amortized over ten years. Principal payments on capital lease obligation for the years ended March 31, 1998, 1999 and 2000 was approximately $4,173,000, $4,571,000 and $4,553,000, respectively. The corresponding
amortization   of  capital  lease   obligations   was  credited  to  accumulated
depreciation and amortization accounts for the transmission facilities consistent with ratemaking treatment.

Interest on the capital lease obligations for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000 was approximately $3,200,000, $2,837,000, $2,400,000, $1,276,000 and $1,049,000,
respectively, and is classified as purchased power cost consistent with ratemaking treatment.

Required principal payments for capital lease obligations are as follows (in thousands):

                 Years ended               Transmission
                  March 31,                 Facilities                 Other                 Total
                 -----------               ------------               -------               -------

                   2001                     $  4,490                   $  58               $  4,548
                   2002                        4,800                      66                  4,866
                   2003                        5,132                      28                  5,160
                   2004                       16,324                      10                 16,334
                   2005                          -                         3                      3
                                              -------                   -----             ----------
                                             $30,746                    $165                $30,911
                                              =======                    ====               =======

11.  LINES OF CREDIT

As of March 31, 2000, the Cooperative has secured revolving lines of credit with CFC aggregating $28 million, with interest payable at CFC prime rate plus 1% and secured by utility plant assets. As of March 31, 1999 and 2000 and September 30, 2000, the outstanding balance of the lines of credit was approximately $21,774,000, $26,179,000 and $25,742,000, respectively, with interest rates of
5.90%, 7.55% and 8.30%, respectively. The lines of credit are renewable annually.

For the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000, the weighted average interest rate on short-term borrowings computed on a daily basis was 6.70%, 6.41%, 6.71%, 6.25% and 8.05%, respectively, and interest expense on short-term borrowings was $1,348,000, $1,425,000, $1,620,000, $715,000 and $1,092,000, respectively.

Subsequent to March 31, 2000, the Cooperative executed a 6-month, $6 million revolving line of credit agreement with CFC, dated May 16, 2000, with interest payable at CFC prime rate plus 1%. The proceeds were used to pay-off existing McCulloch long-term debt.

In the event the Cooperative is converted from a member-owned tax exempt cooperative to a taxable utility corporation, the Cooperative's lines of credit may be subject to refinancing. Such refinancing may be on less favorable terms and conditions than the existing CFC Line of Credit Agreements.

12.  ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities at March 31, 1999 and 2000 and September
 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,              September 30,
                                                                             1999           2000           2000
                                                                            ------         ------         ------
                                                                                                        (Unaudited)

             Accrued taxes                                                    $291          $326           $1,000
             Accrued interest                                                  449           622             731
             Accrued payroll and benefits                                      600           579             702
             Accrued insurance claims                                           -            203              -
             Accrued other                                                     100            58              -
             Accrued retirement benefits                                       174            62              62
             Customer deposits and prepayments                                 164           272             347
                                                                           -------       -------         -------

                                                                            $1,778        $2,122          $2,842
                                                                            ======        ======          ======

13.  PENSION PLAN AND BENEFITS TO RETIREES

Pension Plan

The Cooperative has a defined contribution plan available to substantially all employees who have completed one year of service and attained age 21. The cost to provide the benefit for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000 totaled approximately $358,000, $374,000, $385,000, $182,000 and $200,000, respectively.

The Cooperative provides continued major medical and life insurance coverage to retired employees and their dependents. The cost to maintain such benefits for the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000, totaled $168,000, $160,000, $167,000, $79,000 and $100,000, respectively.

Postretirement Benefits Other Than Pensions

The funded status of the plan and the amounts recognized on the balance sheet as of March 31, 1999 and 2000 are as follows (in thousands):

                                                                                            1999           2000
                                                                                           ------         ------

       Accumulated Postretirement Benefit Obligation (APBO)-
             Actives not yet eligible                                                      $1,366         $1,280
             Actives fully eligible                                                           216            181
             Retirees and dependents                                                        1,864          1,430
                                                                                          -------        -------
         Total APBO                                                                         3,446          2,891
         Plan assets at fair value                                                            -              -
                                                                                        ---------     ----------
         Accrued postretirement benefit liability                                           3,446          2,891
         Unrecognized loss from past experience different
             from that assumed and from changes in assumptions                               (997)          (352)
                                                                                          -------        -------

         Accrued postretirement benefit cost                                               $2,449         $2,539
                                                                                           ======         ======

Accrued postretirement benefit cost as of September 30, 2000 was estimated to be approximately $2,584,000.

Net periodic postretirement benefit costs for the years ended March 31, 1998, 1999 and 2000 are as follows (in thousands):

                                                                              1998           1999       2000
                                                                             -----          -----      ---------

         Service Cost                                                        $  77           $105           $114
         Interest Cost                                                         208            217            216
                                                                              ----           ----           ----

                                                                              $285           $322           $330
                                                                              ====           ====           ====

The assumption used in the calculation of the costs presented above were as follows:

         Discount rate                             7.0%           6.5%    7.75%
                                                   ====           ====    =====
         Health Care Cost Trend Rates:
             Medical and dental - 7.5% in 1998, grading down 0.5% per year to an ultimate rate of 5% for all years beginning after 2003

Increasing the assumed healthcare cost trend rates by one percentage point in 1998, 1999 and 2000 would increase the APBO $418,000, $499,000, and $384,000, respectively, and the aggregate of the service and interest cost components by $43,000, $51,000 and $47,000, respectively.

No return on plan assets was assumed in the calculation as the Cooperative holds no specified plan assets.

14.  DEFERRED CREDITS

Deferred credits at March 31, 1999 and 2000 and September 30, 2000 consisted of the following (in thousands):

                                                                                 March 31,             September 30,
                                                                             1999          2000            2000
                                                                            ------        ------          ------
                                                                                                        (Unaudited)
             Accrued retirement benefits                                    $2,449        $2,539          $2,584
             Deferred rent income                                              207           132              94
             Deferred executive compensation                                   108           649             666
             Unclaimed capital credits                                         199           150             159
             Other                                                              47           127             100
                                                                           -------       -------        --------

                                                                            $3,010        $3,597          $3,603
                                                                            ======        ======          ======

15.  SALE OF GAS GATHERING INVESTMENTS

Effective July 31, 1998, New West sold its gas gathering subsidiaries for cash aggregating $1,640,000 and recognized a gain on the sale of $819,000 for the year ended March 31, 1999.

The following is condensed information for the years ended March 31, 1998 and 1999 relating to the sold subsidiaries (in thousands):
                                    1998            1999
                                   -------         -------

             Operating revenue      $5,418          $1,912
             Net income (loss)        (137)           (283)


16.  MAJOR CUSTOMERS

For the years ended March 31, 1998, 1999 and 2000 and the six months ended September 30, 1999 and 2000, the Cooperative and its subsidiaries had no customer that accounted for more than 10% of operating revenues.

17.  REGULATORY MATTERS

Under the Public Regulatory Act of 1995 (the "Act"), the Cooperative has elected not to operate under the regulatory authority of the Public Utility Commission of Texas. In accordance with the Act, any changes in the Cooperative's electric rates must be approved by its Board of Directors.

18.  ELECTRIC DEREGULATION

On May 27, 1999, the Texas legislature passed a bill relating to the restructuring of the electric utility industry in Texas. The bill, among other things, freezes rates for most of the investor-owned utilities until retail competition begins on January 1, 2002, then mandates a 6% rate decrease for residential and small commercial customers. Rates will be capped for five years. Municipally owned utilities and cooperatives may elect, but are not required, to offer retail customer choice on or after January 1, 2002.

Under the new law, electric cooperatives electing to participate in customer choice shall have the right to offer electric energy and related services at unregulated prices directly to retail customers who have customer choice without regard to geographical location. Electric cooperatives electing not to participate in customer choice will not be permitted to offer electric energy at unregulated prices directly to retail customers outside its certified retail service area.

At the present time, management has made no decision as to whether the Cooperative will offer customer choice to its retail members and has not completed its assessment of the financial impact of the new legislation on the Cooperative's future operations.

19.  RELATED PARTY ACTIVITY

On February 22, 1999, New West and its seven-member board of directors entered into a Royalty Pool Agreement whereby a total of 15% of New West's oil and gas royalty interests were sold at cost to the directors. Under the Agreement, unsecured, interest bearing notes were executed by the seven directors payable from their share of oil and gas royalty income. As of March 31 and September 30, 2000, the balance of the notes receivable due from New West directors was $379,000 and $409,000. For the years ended March 31, 1999 and 2000 and the six months ended September 30, 2000, the directors' share of oil and gas royalty income aggregated $2,000, $51,000 and $38,000, respectively. Four of New West directors also serve as directors for the Cooperative.

In June 1999, the Cooperative entered into a Achievement Based Compensation Contract (the "ABC Contract") with its executive officers, directors and advisory directors, a total of 16 individuals. In accordance with the ABC Contract, the participants are eligible to participate in a compensation plan equal to 1.5% of the total assets added to the Cooperative or Energy by merger or acquisition since 1990. The ABC Contract expires in 2009. During the year ended March 31, 2000, the total compensation paid to the ABC Contract participants was $513,000, including $382,000 of deferred compensation.

20.  COMMITMENTS AND CONTINGENCIES

The Cooperative purchases all of its electric power pursuant to various long and short-term wholesale electric power contracts. Management believes that in the event such contracts are not renewed, the Cooperative's operations will not be severely affected as new contracts can be secured at competitive rates with other electric power providers.

The  Cooperative  is involved in various  litigation  matters,  none of which is
expected  to  have  a  material  impact  on  the  financial   condition  of  the
Cooperative.

As of March 31, 2000, New West agreed to make loans totaling $15 million to two fuel and lubricant subsidiaries of United Fuel and Energy Corporation ("United"), subject to securing adequate funding for the $15 million loan. On July 12, 2000, New West entered into and the Cooperative guaranteed, with CFC permission, a $15 million, three-year loan agreement with a bank. The bank loan agreement is payable monthly based on a fifteen-year amortization with interest a Wall Street Journal ("WSJ") prime rate plus 1%. Simultaneously, New West loaned $15 million to United with terms and conditions substantially identical to the bank loan agreement, interest at WSJ prime rate plus 1.25%, and secured by United's stock. At closing, New West acquired a 10% interest in United for $300,000 and may acquire an additional 10% for $300,000 based on certain terms and conditions.

As discussed in Note 4, as of March 31 and September 30, 2000, in connection with the proposed Citizens acquisition, the Cooperative has outstanding irrevocable letters of credit issued by the National Cooperative Services Corporation ("NCSC"), an affiliate of CFC, and the Bank of America ("BA"). The NCSC letter of credit is in the amount of $9,550,000, expires on April 30, 2001, and is secured by the Cooperative's utility plant. The BA letter of credit is in the amount of $1,900,000, expires on November 15, 2001, and is secured by a $1,900,000 restricted cash investment, a certificate of deposit that matures on November 15, 2001. Both letters of credit are payable to Citizens, subject to the terms and conditions set forth in the Purchase and Sale Agreement.

In addition, the Cooperative is attempting to secure financing for the Citizens and MDC acquisitions of $248 million and $12.5 million, respectively.

21.  SEGMENT INFORMATION

     The Cooperative has adopted FASB Statement No. 131, "Disclosures about Segments of a Business Enterprise and Related Information". Substantially all of the Cooperative's operations are conducted primarily in Texas and involve the following business segments:

Utility - electric sales and various electric services; Other - oil and gas, real estate and other investments; and,

Corporate - general  corporate  activities  including  cash and  temporary  cash
     investments,  various  notes  receivable,   miscellaneous  investments  and
     interest expense.

Business segment information as of and for the years ended March 31, 1998, 1999 and 2000 and for the six months ended September 30, 1999 and 2000 (unaudited) follows (in thousands):


                                               Utility              Other           Corporate         Total
                                               -------              -----           ---------         -----
         Operating revenues
             March 31, 1998                     $53,402            $5,694              $590          $59,686
             March 31, 1999                      52,500             2,303               713           55,516
             March 31, 2000                      55,737               653               693           57,083
             September 30, 1999                  28,134               256               689           29,079
             September 30, 2000                  35,296               425               814           36,535

         Net income (loss)
             March 31, 1998                       4,738            (3,086)           (5,843)          (4,191)
             March 31, 1999                       6,247               183            (6,043)             387
             March 31, 2000                       4,860            (3,585)           (7,014)          (5,739)
             September 30, 1999                   3,874            (3,501)           (2,886)          (2,513)
             September 30, 2000                   4,304               (12)           (3,202)           1,090

         Identifiable assets
             March 31, 1998                     171,659             7,646             2,150          181,455
             March 31, 1999                     172,643             6,995             2,345          181,983
             March 31, 2000                      189,732            5,569             5,580          200,881
             September 30, 1999                 189,680             4,239             2,828          196,747
             September 30, 2000                 184,387             6,292            31,342          222,071

         Capital expenditures
             March 31, 1998                       9,950             1,845               -             11,795
             March 31, 1999                      10,540             1,104               -             11,644
             March 31, 2000                       8,954             1,973               -             10,927
             September 30, 1999                   5,440               620               -              6,060
             September 30, 2000                   5,986               756               -              6,742


                                               Utility              Other           Corporate         Total
                                               -------              -----           ---------         -----
         Depreciation and amortization
             March 31, 1998                       7,731               225               -              7,956
             March 31, 1999                       9,136               137               -              9,273
             March 31, 2000                       9,846                64               -              9,910
             September 30, 1999                   6,039                33               -              6,072
             September 30, 2000                   4,977                32               -              5,009

         Interest expense, net
             March 31, 1998                         -                 -               6,576            6,576
             March 31, 1999                         -                 -               6,895            6,895
             March 31, 2000                         -                 -               7,932            7,932
             September 30, 1999                     -                 -               3,643            3,643
             September 30, 2000                     -                 -               5,104            5,104

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

         Estimated expenses in connection with the implementation of the Conversion Plan and the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                          $  12,615
NASD Filing Fee*                                                           5,000
Blue Sky Fees and expenses                                                10,000
Nasdaq Application and Listing Fee*                                       55,000
Accounting Fees and Expenses*                                             50,000
Legal Fees and Expenses*                                                 250,000
Printing*                                                                250,000
Fees of Transfer Agents and Registrar*                                     5,000
Miscellaneous*                                                           150,000
                                                                         -------
     Total                                                              $937,615
                                                                        ========
------------
*Estimated

Item 14. Indemnification of Officers and Directors

         Section 2.02-1 of the Texas Business Corporation Act provides generally and in pertinent part that a Texas corporation may indemnify its directors and officers against expenses (if the person is found liable to the corporation or on the basis that improper benefit was improperly received by the person) or against expenses, judgments, fines and settlements (in all other cases) actually and reasonably incurred by them in connection with any action, suit or proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and k, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 2.02-1 does not permit indemnification when the person is found liable for willful or intentional misconduct in the performance of his duty to the Corporation. Section 2.02-1 further permits a Texas corporation to grant to its directors and officers additional rights of indemnification not inconsistent with the Texas Business Corporation Act through bylaw provisions, agreements, votes of shareholders or interested directors or otherwise, to purchase indemnity insurance on behalf of such indemnifiable persons and to advance to such indemnifiable persons expenses incurred in defending a suit or proceeding upon receipt of certain undertakings.

         Article Nine of the Company's Articles of Incorporation provides that, subject to certain exceptions, the Company shall indemnify, to the fullest extent permitted by law, any person who is or was a director or executive officer of the Company or any subsidiary, and may indemnify, subject to certain exceptions and to the extent that the Board of Directors deems appropriate and as set forth in the Bylaws or a resolution, any person who is or was a non-executive officer, or employee or agent of the Company or any subsidiary or who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) against any and all expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred by such person in connection with any civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of the Company or a subsidiary) by reason of the fact that such person is or was serving in such capacity. In addition, Article Nine authorizes the Company to purchase insurance for itself or any person to whom indemnification is or may be available against any liability asserted against such person in, or arising out of, such person's status as director, officer, employee or agent of the Company, any of its subsidiaries or another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) which such person is serving at the request of the Company. Article Nine also authorizes the Company, to the extent that the Board of Directors deems appropriate, to make advances of expenses to an indemnifiable person upon the receipt by the Company of a written undertaking by such person to repay any amounts advanced in the event that it is ultimately determined that such person is not entitled to such indemnification.

The Bylaws of the Registrant provide that the Registrant shall indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of such person being or having been a director or officer expenses incurred in defending any such proceeding to the fullest extent permissible under California law. The Bylaws also provide that the Registrant may indemnify its employees and agents for such expenses by resolution of the Board of Directors.

Item 15. Recent Sales of Unregistered Securities

None

Item 16. Exhibits

Exhibit No.                                        Item

Exhibit 3.1               Articles of Incorporation (2)
Exhibit 3.2               Bylaws (2)
Exhibit 5.1               Opinion of Ronald W. Lyon (2)
Exhibit 10.1              Second Amendment to Transaction Documents dated November 9, 1994, between Southwestern Public Service
                          Company, the Cooperative, et. al. (2)
Exhibit 10.2              Restated Mortgage and Security Agreement dated September 21, 1988, made by and between the Cooperative and
                          National Rural Utilities Cooperative Finance Corporation (2)
Exhibit 10.3              Second Restated Mortgage and Security Agreement dated October 24, 1995, made by and between the
                          Cooperative and National Rural Utilities Cooperative Finance Corporation (2)
Exhibit 10.4              Loan Agreement dated October, 1995, between the Cooperative and National Rural Utilities Cooperative
                          Finance Corporation (1)
Exhibit 10.5              First Amendment to Loan Agreement dated as of October 28, 1997, between the Cooperative and National Rural
                          Utilities Cooperative Finance Corporation (1)
Exhibit 10.6              Loan Agreement dated as of June 23, 2000, between the Cooperative and National Rural
                          Utilities Cooperative Finance Corporation and amendment. (1)
Exhibit 10.7              Loan Agreement dated December 13, 1994, between the Cooperative and National Rural Utilities Cooperative
                          Finance Corporation (1)
Exhibit 10.8              Loan Agreement dated March 30, 1993 between the Cooperative and National Rural Utilities Cooperative
                          Finance Corporation (1)
Exhibit 10.9              Loan Agreement dated March 10, 1992 between the Cooperative and National Rural Utilities Cooperative
                          Finance Corporation (2)
Exhibit 10.10             Loan Agreement dated May 17, 1990, between the Cooperative and National Rural Utilities Cooperative
                          Finance  Corporation (2)
Exhibit 10.11             Loan Agreement dated March 22, 1990 between the Cooperative and National Rural Utilities Cooperative
                          Finance  Corporation (2)
Exhibit 10.12             Notice of Meeting Proxy Statement dated September 21, 1998 (2)
Exhibit 10.13             Irrevocable Letter of Credit dated April 30, 2001, in the amount of $9,550,000 for the benefit Citizens
                          Utilities Company (1)
Exhibit 10.14             Irrevocable Letter of Credit dated April 30, 2001, in the amount of $________ for the benefit Citizens
                          Utilities Company (2)
Exhibit 10.15             Purchase and Sale Agreement dated as of February 11, 2000 between the Company, the Cooperative and
                          Citizens  Utilities Company regarding Arizona Electric. (2)
Exhibit 10.16             Purchase and Sale Agreement dated as of February 11, 2000 between the Company, the Cooperative and
                          Citizens  Utilities Company regarding Vermont Electric. (2)
Exhibit 10.17             Power Sale Agreement dated June 7, 1999, between the Cooperative and Electric Clearinghouse, Inc. (1)
Exhibit 10.18             Wholesale Power Supply and Services Contract dated April 16, 1997 Between Texas New Mexico Power Company
                          and    the Cooperative (2)
Exhibit 10.19             Southwestern Public Service Company Wholesale Full Requirements Service Rate Schedule with the Cooperative
                          (2)
Exhibit 10.20             Ordinance of the City of Greenville, Texas Granting to the Cooperative a franchise for the transmission and  distribution of electricity (2)
Exhibit 10.21             Ordinance of the City of Midland, Texas Granting to the Cooperative a franchise for the transmission and distribution of electricity (2)
Exhibit 10.22             Ordinance of the City of Stanton, Texas Granting to the Cooperative a franchise for the transmission and distribution of electricity (1)
Exhibit 10.23             Employment Contract between the Cooperative and David W. Pruitt (2)
Exhibit 10.24             Employment Contract between the Cooperative and John Parker (2)
Exhibit 10.25             Achievement Based Compensation Agreement dated August 28, 1994, between the Cooperative and the directors
                          (1)
Exhibit 10.26             Achievement Based Compensation Agreement dated October 27, 1992, between the Cooperative and the directors
                          (1)
Exhibit 10.27             The Cooperatives Supplemental Executive Deferred Compensation Retirement Plan (2)
Exhibit 10.28             Cap Rock Energy Corporation 2001 Stock Incentive Plan (2)
Exhibit 10.29             Cap Rock Energy Corporation 2001 Employee Stock Purchase Plan (2)
Exhibit 10.30             Equity & Membership Redemption Options (2)
Exhibit 10.31             Equity Redemption Options (2)
Exhibit 10.32             Employment Contract between the Cooperative and Ulen North (2)
Exhibit 10.33             Notice of Special meeting snd related Proxy Statement (2)
Exhibit 10.34             Loan Agreement dated March 30, 1993 between Cap Rock Electic Cooerative, Inc. and National Rural
                          Utilities Cooperative Finance Corporation, refinancing previous rates. (2)
Exhibit 10.35             Integrated Supply Agreement between Cap Rock Electric Cooperative, Inc. and Temple, Inc. (2)
Exhibit 23.1              Consent of Arthur Andersen LLP (1)
Exhibit 23.2              Consent of Ronald W. Lyon is contained in his opinion filed as Exhibit 5.1 to this registration statement.
Exhibit 27.1              Financial Data Schedule (1)
------------
(1)   Filed herewith
(2)   To be filed by amendment

         Item 28. Undertakings

           The undersigned registrant hereby undertakes as follows:

      (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (2) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

      (3) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, Texas on December ___, 2000.

                                                    Cap Rock Energy Corporation

                                                       By: /s/ David W. Pruitt
                                                     --------------------------
                                        David W. Pruitt, Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints David W. Pruitt and John D. Parker, and each for them, his true and lawful attorney's-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all further amendments to this Registration Statement (including post-effective amendments or registration statements filed pursuant to Rule 462(b) relating to this Registration Statement), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                                 Signature                        Title Date

         /s/ David W. Pruitt            Chief Executive Officer                   December     , 2000
         ---------------------------                                              -------------------
         David W. Pruitt


         /s/ John D. Parker             Principal Accounting and                  December     , 2000
         ---------------------------                                              -------------------
         John D. Parker                 Financial Officer



         /s/ Russell E. Jones           Director                                  December     , 2000
         ---------------------------                                              -------------------
      Russell E. Jones



         /s/ Alfred J. Schwartz         Director                                  December     , 2000
         ---------------------------                                              -------------------
      Alfred J. Schwartz



         /s/ Sammie D. Buchanan         Director                                  December     , 2000
         ---------------------------                                              -------------------
      Sammie D. Buchanan




         /s/ Jerry R. Hoelscher         Director                                  December     , 2000
         --------------------------                                               -------------------
      Jerry R. Hoelscher



         /s/ Floyd L. Ritchey           Director                                  December     , 2000
         ---------------------------                                              -------------------
      Floyd L. Ritchey



         /s/ Michael D. Schaffner       Director                                  December     , 2000
         --------------------------                                               -------------------
      Michael D. Schaffner



         /s/ Newell W. Tate             Director                                  December     , 2000
         --------------------------                                               -------------------
      Newell W. Tate
